[Letterhead of SBT Bankshares, Inc.]



                                 April 30, 1998



Shareholders of SBT Bankshares, Inc.


Dear Shareholder:

      A Special Meeting of the shareholders of SBT Bankshares, Inc. ("the Company") has been called for 9:00 a.m., Colorado time, on May 29, 1998, at the Company's offices at 111 South Tejon Street, Colorado Springs, Colorado. The accompanying proxy statement/prospectus is being furnished to all holders of the Company's Common Stock.

      The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization dated December 19, 1997 among the Company, State Bank and Trust of Colorado Springs (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a subsidiary of Zions, and Valley National Bank of Cortez, which has since merged into a wholly-owned subsidiary of Val Cor named Bank Colorado, National Association ("Bank Colorado"), which includes an Agreement of Merger between the Company and Val Cor and an Agreement of Consolidation between the Bank and Bank Colorado (collectively, the "Plan of Reorganization"). If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of the Company into Val Cor, with Val Cor being the surviving corporation and the consolidation of the Bank and Bank Colorado to form a new national banking association. Bank Colorado intends to change its name to Vectra Bank Colorado, National Association prior to the Special Meeting.

      Upon consummation of the Plan of Reorganization, each holder of Company Common Stock will receive shares of Zions Common Stock in exchange for each share of Company Common Stock. The terms and conditions of the Plan of Reorganization are summarized in the accompanying Proxy Statement/Prospectus. See "Plan of Reorganization" in the Proxy Statement/Prospectus. Holders of Company Common Stock who do not wish to participate in the Reorganization are entitled to assert dissenters' rights under Colorado law. See "Plan of Reorganization--Rights of Dissenting Shareholders" for further information.

      At the Effective Date (as defined), the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the product of the Consideration Number (as defined) and the Collar Factor (as defined) by the sum of the number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization and the Option Equivalent Number (as defined). The amounts represented by some of these and other defined terms are variable and will not be known with precision until the Effective Date of the Reorganization. As a result, the precise number of shares of Zions Common Stock to be exchanged for each share of Company Common Stock cannot be determined until the Effective Date.

      On April 27, 1998, the closing price of Zions Common Stock was $48.0625 per share. On that date there were 78,592 shares of Company Common Stock issued and outstanding. Assuming that the Reorganization had been consummated as of April 27, 1998, that the Average Closing Price (as defined) of Zions Common Stock had been $48.0625 per share on that date, that the Consideration Number had been 619,900, and that the Collar Factor had been 0.957, shareholders of the Company under such circumstances would have received 6.359 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $305.64 per share of Company Common Stock.

Shareholders of SBT Bankshares, Inc.
April 30, 1998
Page 2



      On April 27, 1998, options to purchase a total of 16,250 shares of Company Common Stock at an average exercise price of $29.23 per share were outstanding, held by eight persons, each of whom was an executive officer or director of the Company. At the Effective Date of the Reorganization, these Company stock options will automatically be converted into options to purchase shares of Zions Common Stock. Assuming that the Effective Date of the Reorganization had been April 27, 1998, that the Average Closing Price of Zions Common Stock had been $48.0625 on that date, that the Consideration Number had been 619,900, and that the Collar Factor had been 0.957, these options to purchase Zions Common Stock would have covered a total of 103,333.75 shares of Zions Common Stock at an average exercise price of $4.60. Based on these assumptions, these options had on that date an aggregate value (the difference between the market price of Zions Common Stock on that date and the exercise price) of $4,491,143.10 to the option holders. Counsel for Zions has questioned whether these options were granted in violation of the preemptive rights provisions of the Company's Articles of Incorporation. On advice of counsel, the Board of Directors of the Company is of the opinion that these options were legitimately granted. A condition to closing the Holding Company Merger imposed by Zions is that all shareholders of the Company must waive any preemptive rights they might have to be offered, subscribe to, or acquire shares, options, and other interests and rights of or in the Company. By waiving their preemptive rights, Company shareholders who were not granted Company stock options will, in addition to waiving their rights to have been offered Company stock options at the time such options were granted to the executive officers and directors of the Company and to acquire shares of Company Common Stock at the time of exercise of any stock options, give up financial benefits they might otherwise have in the options. Their waiver of such rights will, however, satisfy a condition to closing without which Zions in its discretion may decline to proceed with the Reorganization. See "Plan of Reorganization--Waiver of Preemptive Rights." A form of Waiver accompanies this letter and should be executed and returned in the enclosed, self-addressed envelope as soon as possible.

      The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning the Company, the Bank, Zions, Val Cor and Bank Colorado as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.

      The affirmative vote of eighty percent (80%) of the issued and outstanding shares of the Company's Common Stock is required for approval of the Plan of Reorganization. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

      Any holder of Company Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.

      Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies, all of which approvals have been received, and to certain other conditions, including the maintenance of the Company's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the second quarter of 1998.

      The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of the Company, its shareholders, employees and the community it serves. The Board of Directors unanimously recommends that the shareholders vote to approve the Plan of Reorganization.

      Instructions describing the procedure to be followed to receive shares of Zions Common Stock are not included with the accompanying Proxy
Statement/Prospectus. If the Plan of Reorganization is approved by the

Shareholders of SBT Bankshares, Inc.
April 30, 1998
Page 3



shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your SBT Bankshares, Inc. stock certificate for the Reorganization consideration.

      Please do not send your certificates to the Company prior to receiving these instructions.

                                             Sincerely,



                                             ------------------------
                                             John G. Jackson
                                             President

                              SBT BANKSHARES, INC.

                           NOTICE OF SPECIAL MEETING
                                OF SHAREHOLDERS

      A Special Meeting of shareholders of SBT Bankshares, Inc. (the "Company") will be held at 9:00 a.m., Colorado time, on May 29, 1998, at the Company's offices at 111 South Tejon Street, Colorado Springs, Colorado, to consider and vote upon an Agreement and Plan of Reorganization dated as of December 19, 1997 among the Company, State Bank and Trust of Colorado Springs (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a subsidiary of Zions, and Valley National Bank of Cortez, which has since merged into a wholly-owned subsidiary of Val Cor named Bank Colorado, National Association ("Bank Colorado"), an Agreement of Merger between the Company and Val Cor and an Agreement of Consolidation between Bank Colorado and the Bank (collectively, the "Plan of Reorganization"), and the transactions contemplated thereby. The Plan of Reorganization provides for the merger of the Company into Val Cor, with Val Cor being the surviving corporation and for the consolidation of the Bank and Bank Colorado to form a new national banking association (the aforementioned merger and consolidation being referred to herein collectively as the "Reorganization"). Bank Colorado intends to change its name to Vectra Bank Colorado, National Association prior to the Special Meeting.

      Upon the consummation of the Plan of Reorganization, each holder of shares of Company Common Stock will receive shares of Zions Common Stock in exchange for each share of Company Common Stock held as of the effective date of the Plan of Reorganization. The terms and conditions of the Reorganization are set forth in the accompanying Proxy Statement/Prospectus.

      The Board of Directors has set April 30, 1998, as the record date for determining shareholders entitled to notice of and to vote at the Special Meeting.

      Holders of Company Common Stock are entitled to assert dissenters' rights under Colorado law.

      By order of the Board of Directors

Dated: April 30, 1998.



                                          -------------------------------
                                          John G. Jackson
                                          President


      Please mark, sign and return the enclosed proxy in the envelope provided.

                              SBT BANKSHARES, INC.
                                 PROXY STATEMENT
                                       FOR
                         SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 29, 1998

                                       AND

                              ZIONS BANCORPORATION
                                   PROSPECTUS
                             UP TO 625,000 SHARES OF
                                  COMMON STOCK


      This Proxy Statement/Prospectus is being furnished to the shareholders of SBT Bankshares, Inc., a Colorado corporation ("the Company"), in connection with the solicitation of proxies by its Board of Directors for use at a Special Meeting of Shareholders of the Company to be held on May 29, 1998 (the "Special Meeting") and at any adjournments or postponements thereof. This Proxy Statement/Prospectus and accompanying notice of special meeting and form of proxy ("Proxy") are first being mailed on or about April 30, 1998 to the shareholders of the Company of record as of April 30, 1998 (the "Record Date").

      At the Special Meeting, the holders of each outstanding share of Company common stock, par value $5.00 per share (the "Company Common Stock"), will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization dated as of December 19, 1997, among the Company, State Bank and Trust of Colorado Springs, the Company's wholly-owned subsidiary, a banking corporation organized under the laws of the State of Colorado (the "Bank"), Zions Bancorporation, a Utah corporation ("Zions"), Zions' wholly-owned subsidiary, Val Cor Bancorporation, Inc., a Colorado corporation ("Val Cor"), and Val Cor's subsidiary, Valley National Bank of Cortez, which has since merged into a wholly-owned subsidiary of Val Cor named Bank Colorado, National Association, a national banking association organized under the laws of the United States ("Bank Colorado"), an accompanying Agreement of Merger between the Company and Val Cor, and an accompanying Agreement of Consolidation between the Bank and Bank Colorado (collectively the "Plan of Reorganization"), and the transactions contemplated by the Plan of Reorganization. Pursuant to the Plan of Reorganization, the Company will merge with and into Val Cor with Val Cor being the surviving corporation (the "Holding Company Merger") and the Bank and Bank Colorado will consolidate to form a new national banking association (the "Consolidated Association"; the consolidation of the Bank and Bank Colorado into the Consolidated Association hereinafter referred to as the "Bank Consolidation"; collectively the Holding Company Merger and the Bank Consolidation hereinafter referred to as the "Reorganization").

      Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, shares of Zions common stock, no par value ("Zions Common Stock"). At the Effective Date of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the product of the Consideration Number and the Collar Factor by the sum of the number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization and the Option Equivalent Number. The amounts represented by some of these and other defined terms are variable and will not be known with precision until the Effective Date of the Reorganization. As a result, the precise number of shares of Zions Common Stock to be exchanged for each share of Company Common Stock cannot be determined until the Effective Date. See "Summary--Certain Definitions" below for the definition of "Collar Factor," "Consideration Number," "Effective Date," and "Option Equivalent Number."

      On April 27, 1998, the closing price of Zions Common Stock was $48.0625 per share. On that date there were 78,592 shares of Company Common Stock issued and outstanding and 16,250 stock options had been granted and were outstanding. Assuming that the Reorganization had been consummated as of April 27, 1998, that the Average Closing Price of Zions Common Stock had been $48.0625 on that date, that the Consideration Number had been 619,900, and that the Collar Factor had been 0.957, shareholders of the Company under such circumstances would have received 6.359 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $305.64 per share of Company Common Stock.

      On April 27, 1998, options to purchase a total of 16,250 shares of Company Common Stock at an average exercise price of $29.23 per share were granted and outstanding, held by eight persons, each of whom was an executive officer or director of the Company. At the Effective Date of the Reorganization, these Company stock options will automatically be converted into options to purchase shares of Zions Common Stock. Assuming that the Effective Date of the Reorganization had been April 27, 1998, that the Average Closing Price of Zions Common Stock had been $48.0625 on that date, that the Consideration Number had been 619,900, and that the Collar Factor had been 0.957, these options to purchase Zions Common Stock would have covered a total of 103,333.75 shares of Zions Common Stock at an average exercise price of $4.60. Based on these assumptions, these options had on that date an aggregate value (the difference between the market price of Zions Common Stock on that date and the exercise price) of $4,491,143.10 to the option holders. The options to purchase Company Common Stock may have been granted in violation of the preemptive rights provisions of the Company's Articles of Incorporation. A condition to closing the Holding Company Merger is that all shareholders of the Company must waive any preemptive rights they might have to be offered, subscribe to, or acquire shares, options, and other interests and rights of or in the Company. By waiving their preemptive rights, Company shareholders who were not granted Company stock options will, in addition to waiving their rights to have been offered Company stock options at the time such options were granted to the executive officers and directors of the Company and to acquire shares of Company Common Stock at the time of exercise of any stock options, give up financial benefits they might otherwise have in the options. Their waiver of such rights will, however, satisfy a condition to closing without which Zions in its discretion may decline to proceed with the Reorganization. See "Plan of Reorganization--Waiver of Preemptive Rights."

      The Zions Common Stock to be distributed to Company shareholders will be registered with the Securities and Exchange Commission and for all shareholders, other than shareholders who are affiliates of the Company or who become affiliates of Zions, will be immediately tradable. See "Plan of Reorganization-- Restrictions on Resales by Company Affiliates." Zions has filed this Proxy Statement/Prospectus with the Securities and Exchange Commission as part of a Registration Statement under the Securities Act of 1933, as amended, with respect to the shares of Zions Common Stock which may be issued in the Reorganization to the shareholders of the Company. This Proxy Statement/Prospectus also constitutes the prospectus of Zions filed as part of the Registration Statement.
                             --------------------

      FOR THE ACTION OF THE SHAREHOLDERS TO BE EFFECTIVE, HOLDERS OF EIGHTY PERCENT (80%) OF THE ISSUED AND OUTSTANDING SHARES OF COMPANY COMMON STOCK MUST VOTE IN FAVOR OF THE REORGANIZATION. ALL REGULATORY APPROVALS HAVE BEEN OBTAINED.
                              --------------------

      THE SHARES OF ZIONS COMMON STOCK TO BE ISSUED IN THE REORGANIZATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SHARES OF ZIONS COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

      No person has been authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, any such information or representation should not be relied upon as having been authorized by Zions or the Company. This Proxy Statement/Prospectus does not constitute an offer or solicitation by any person in any state in which such offer or solicitation is not authorized by the laws thereof or in which the person making such offer or solicitation is not qualified to make the same. Neither the delivery of this Proxy Statement/Prospectus at any time nor the distribution of Zions Common Stock hereunder shall imply that the information contained herein is correct as of any time subsequent to its date.

      The information contained in this Proxy Statement/Prospectus with respect to Zions has been supplied by Zions. The information contained in this Proxy Statement/Prospectus with respect to the Company has been supplied by the Company. Neither Zions nor the Company warrants the accuracy or completeness of information relating to the other.

                          FORWARD-LOOKING STATEMENTS

      Certain statements contained herein are not based on historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, that are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. Zions' ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of Zions' products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing, results of financing efforts and other factors affecting Zions' business that are beyond Zions' control. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of Zions' loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting Zions' operations, markets, products, services and prices.

         The date of this Proxy Statement/Prospectus is April 29, 1998.

                             AVAILABLE INFORMATION

      Zions has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act") a Registration Statement on Form S-4 (the "Registration Statement") covering the shares of Zions Common Stock issuable in the Reorganization. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549.

      Zions is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549. Zions Common Stock is quoted on the NASDAQ National Market (hereinafter, the "NASDAQ-NMS"), and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. The SEC maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

      This Proxy Statement/Prospectus incorporates by reference certain documents relating to Zions which are not presented herein or delivered herewith, including the Plan of Reorganization (as described herein). See "Information Concerning Zions--Zions Documents Incorporated by Reference." Copies of such documents are available upon request and without charge to any person to whom this Proxy Statement/Prospectus has been delivered. Requests for the Plan of Reorganization or Zions documents should be directed to Zions Bancorporation, One South Main, Suite 1380, Salt Lake City, Utah 84111,
Attention: Dale M. Gibbons, Executive Vice President, (telephone: 801/524-4787). In order to ensure timely delivery of the Plan of Reorganization or Zions documents, any request should be made not later than May 21, 1998.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

SUMMARY......................................................................1
      The Parties............................................................1
      The Special Meeting; Purpose...........................................2
      Record Date; Voting Rights.............................................2
      Voting and Revocation of Proxies.......................................2
      Quorum; Vote Required for Approval.....................................3
      Proposed Reorganization................................................3
      Certain Definitions....................................................4
      Reasons for the Reorganization.........................................6
      Board of Directors Recommendation......................................6
      Interests of Certain Persons in the Transaction........................7
      Finder's Fee...........................................................7
      Tax Consequences.......................................................7
      Dissenters' Rights.....................................................7
      Conditions; Regulatory Approval........................................7
      Amendment; Termination.................................................8
      Effective Date of the Reorganization...................................8
      Accounting Treatment...................................................8
      Comparison of Shareholders' Rights.....................................8
      "Anti-Takeover" Provisions.............................................8
      Exchange of Certificates...............................................9
      Waiver of Preemptive Rights............................................9
      Trading Markets; Pre-Announcement Prices...............................9
      Selected Financial Information.........................................9
      Comparative Per Share Data............................................10
      Unaudited Pro Forma Combined Financial Information....................11
      Recent Developments...................................................11

PLAN OF REORGANIZATION......................................................13
      The Reorganization....................................................13
      Background of and Reasons for the Reorganization......................14
      Voting Agreements.....................................................16
      Waiver of Preemptive Rights...........................................16
      Required Vote; Management Recommendation..............................17
      No Opinion of a Financial Advisor.....................................17
      Conversion of Company Shares..........................................18
      Federal Income Tax Consequences of the Reorganization.................19
      Rights of Dissenting Shareholders.....................................20
      Interests of Certain Persons in the Transaction.......................22
      Inconsistent Activities...............................................23
      Conduct of Business Pending the Reorganization........................23
      Conditions to the Reorganization......................................24
      Representations and Warranties........................................25
      Amendment and Waiver..................................................26
      Authorized Termination and Damages for Breach.........................26
      Restrictions on Resales by Company Affiliates.........................27
      Expenses..............................................................27
      Government Approvals..................................................27
      Effective Date of the Reorganization..................................28
      Accounting Treatment..................................................28
      Relationship Between Zions and the Company............................28
      Unaudited Pro Forma Combined Financial Information....................28

SUPERVISION AND REGULATION..................................................29
      Zions ................................................................29
      Regulatory Capital Requirements.......................................30
      Other Regulatory and Supervisory Issues...............................33
      Deposit Insurance and Other Assessments...............................34
      Interstate Banking....................................................35

MONETARY POLICY.............................................................36

INFORMATION CONCERNING ZIONS BANCORPORATION.................................36
      Selected Financial Data...............................................36
      Stock Prices and Dividends on Zions Common Stock......................39
      Principal Holders of Zions Common Stock...............................39
      Zions Documents Incorporated By Reference.............................41

INFORMATION CONCERNING THE COMPANY AND THE BANK.............................41
      General...............................................................41
      The Bank..............................................................41
      Lending...............................................................42
      Loans ................................................................42
      Non-Performing Assets.................................................43
      Non-Performing Loans..................................................44
      Other Real Estate Owned...............................................45
      Analysis of Allowance for Loan Losses.................................45
      Investment Securities.................................................46
      Investment Portfolio..................................................47
      Deposits..............................................................47
      Table Showing Deposits................................................47
      Return on Company Equity and Assets...................................48
      Property..............................................................48
      Competition...........................................................49
      Legal Proceedings.....................................................49
      Employees.............................................................49
      Regulatory Matters....................................................49
      Selected Financial Data...............................................49
      Stock Prices and Dividends on Company Common Stock....................51
      Certain Transactions of the Company...................................51
      Stockholdings of Directors, Officers and Certain Others...............51

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
      RESULTS OF OPERATIONS OF SBT BANKSHARES, INC..........................52
      General...............................................................52
      Net Interest Income...................................................53
      Results of Operations.................................................56
      Interest and Fee Income...............................................56
      Interest Expense......................................................56
      Net Interest Income...................................................56
      Non-Interest Income...................................................57
      Non-Interest Expense..................................................57
      Allowance for Loan Losses.............................................57
      Income Taxes..........................................................57
      Liquidity and Sources of Funds........................................57
      Capital Resources.....................................................58
      Effects of Inflation and Changing Prices..............................58
      New Accounting Principles.............................................58

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF ZIONS AND THE COMPANY...........59
      General...............................................................59
      Anti-takeover Matters.................................................59
      Shareholder Rights Plan...............................................61
      Board of Directors....................................................61
      Special Shareholders' Meetings........................................63
      Amendment of Articles and Bylaws......................................63
      Dissenters' Rights....................................................63
      Preemptive Rights.....................................................64
      Preferred Stock.......................................................64
      Dividend Rights.......................................................64
      Liquidation Rights....................................................65
      Miscellaneous.........................................................65

LEGAL OPINIONS..............................................................65

EXPERTS.....................................................................65

OTHER MATTERS...............................................................65

SBT FINANCIAL STATEMENTS....................................................67

Appendix A - Opinion of McKenna & Cuneo, L.L.P. as to Tax Matters

Appendix B - Rights of Dissenters under ss.ss. 7-113-101 to 701-113-302 of the Colorado Business Corporation Act

                                    SUMMARY


      The following is a brief summary of certain information which may also be contained elsewhere in this Proxy Statement/Prospectus. This summary is provided for convenience and should not be considered complete. It is qualified in its entirety by the more detailed information contained in this Proxy
Statement/Prospectus and in the Appendices hereto.

The Parties

      Zions Bancorporation ("Zions") is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions' principal executive offices are at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone: 801/524-4787). Zions is the second largest bank holding company headquartered in Utah.

      In 1997, Zions achieved a significant expansion of commercial banking operations in Utah, Nevada, and Arizona, and expanded its franchise by adding banking operations in Colorado, New Mexico, Idaho and California. Its principal subsidiaries are banking subsidiaries which include Zions First National Bank, the second largest commercial banking organization in the state of Utah; Nevada State Bank, the fifth largest commercial bank in Nevada; and National Bank of Arizona, the fifth largest commercial bank in Arizona. Acquisitions consisted of Aspen Bancshares and its affiliate banks with branches in Colorado and New Mexico; Tri-State Bank in Idaho, which was merged into Zions First National Bank; 31 Wells Fargo branches in Utah, Idaho, Arizona and Nevada; Sun State Bank in Nevada which was merged into Nevada State Bank; Grossmont Bank in San Diego, California; and the public finance firms of Howarth & Associates in Nevada and Kelling, Northcross and Nobriga, Inc. in California.

      On December 29, 1997, Zions and FP Bancorp, Inc. ("FP Bancorp"), the holding company of First Pacific National Bank ("First Pacific"), announced that a definitive agreement had been signed under which FP Bancorp will merge with and into Zions, and First Pacific with and into Grossmont Bank, in exchange for common shares of Zions. As of September 30, 1997, First Pacific had assets of $359 million. The merger is subject to approval by banking regulators and the shareholders of FP Bancorp. This acquisition is pending. On January 6, 1998, Zions acquired Vectra Banking Corporation ("Vectra"), the parent company of Vectra Bank which has 9 offices in the Denver metropolitan area. In the transaction, Vectra merged with and into Zions in exchange for common shares of Zions. As of December 31, 1997, Vectra had assets of $701 million. On January 23, 1998, Zions wholly-owned subsidiary, Val Cor, and Sky Valley Bank Corporation ("Sky Valley"), parent company of The First National Bank in Alamosa ("FNBA"), completed their merger whereby Sky Valley merged with and into Val Cor. As of September 30, 1997, Sky Valley had assets of approximately $122 million and FNBA had three offices in Alamosa, Center, and Saguache, Colorado. On February 27, 1998, Val Cor and Tri-State Finance Corporation ("Tri-State"), the parent of Tri-State Bank, completed their merger whereby Tri-State merged with and into Val Cor and Tri-State Bank, with offices in Denver and Boulder, Colorado, merged with and into Bank Colorado. As of September 30, 1997, Tri-State had assets of approximately $124 million. On March 25, 1998, Zions and Sumitomo Bank of California ("Sumitomo") entered into a definitive agreement whereby Sumitomo will merge with a subsidiary of Zions. Zions will pay approximately $546 million in cash for Sumitomo. Sumitomo is currently California's sixth largest bank, with assets of approximately $5.1 billion as of December 31, 1997, and with 47 branches. Zions will combine its present Grossmont Bank subsidiary with Sumitomo and First Pacific when these acquisitions have been completed. See "Summary--Recent Developments," below.
As of December 31, 1997 Zions had total consolidated assets of $9.5 billion, deposits of $6.9 billion, and shareholders' equity of $655 million. See "Information Concerning Zions Bancorporation."

      Val Cor Bancorporation, Inc. ("Val Cor"), a Colorado corporation, is a bank holding company registered under the Bank Holding Company Act. Zions acquired Val Cor in May 1997. Val Cor's principal asset consists of its 100% ownership interest in the common stock of Bank Colorado.

      Bank Colorado, National Association ("Bank Colorado") is a national banking association with its primary market areas located in Denver, Boulder, Montezuma, Alamosa, and Saguache Counties, Colorado. Bank Colorado is the result of the merger of Valley National Bank of Cortez, The First National Bank in Alamosa, and Tri-State Bank. Bank Colorado offers traditional banking services through offices in Denver, Boulder, Alamosa, Center, Cortez, Delores, and Saguache, Colorado. At January 31, 1998, Bank Colorado had total assets of $213 million, total deposits of $175 million, and shareholders' equity of $32 million. Bank Colorado's main office is located at 616 East Speer Boulevard, Denver, Colorado 80203, and its telephone number is 303/782-7440. Bank Colorado intends to change its name to Vectra Bank Colorado, National Association prior to the Special Meeting.

      SBT Bankshares, Inc. (the "Company"), a Colorado corporation, is a bank holding company registered under the Bank Holding Company Act whose sole activity is the ownership and operation of State Bank and Trust of Colorado Springs (the "Bank"). The Company has a 50% ownership interest in SBT Mortgage, LLC and no other affiliated companies or subsidiaries. The Company's principal asset consists of its 100% ownership interest in the Bank. The Company's main office is located on the premises of the Bank at 111 South Tejon Street, Colorado Springs, Colorado 80903, and its telephone number at that address is 719/577-9100. As of December 31, 1997, the Company had total consolidated assets of $87 million and shareholders' equity of $4.8 million.

      State Bank and Trust of Colorado Springs (the "Bank") is a bank organized under the laws of Colorado and has operated at its current location in Colorado Springs since its organization in 1984. The Bank's main office is located at 111 South Tejon Street, Colorado Springs, Colorado 80903, and its telephone number at that address is 719/577-9100.

The Special Meeting; Purpose

      The Special Meeting of Shareholders of the Company (the "Special Meeting") will be held at 9:00 a.m., local time, on May 29, 1998 and at any postponements or adjournments thereof at the offices of the Company, 111 South Tejon Street, Colorado Springs, Colorado.

      The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Plan of Reorganization and the Reorganization.

Record Date; Voting Rights

      The Board of Directors of the Company has fixed the close of business on April 30, 1998 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Special Meeting or any postponements or adjournments thereof. At that date, 78,592 shares of Common Stock, $5.00 par value, of the Company (the "Company Common Stock") were outstanding, held by 25 shareholders of record. Each such share of Company Common Stock entitles its holder of record at the close of business on the record date to one vote on each matter properly submitted to the shareholders for action at the Special Meeting. See "Plan of Reorganization--Required Vote; Management Recommendation."

Voting and Revocation of Proxies

      All properly executed Proxies not theretofore revoked will be voted at the Special Meeting or any postponements or adjournments thereof in accordance with the instructions thereon. Company Proxies which have been properly executed but which contain no voting instructions will be voted in favor of approval of the Plan of Reorganization. As to any other matter brought before the Special Meeting and submitted to a shareholder vote, Proxies will be voted in accordance with the judgment of the proxyholders named thereon.

      A shareholder who has executed and returned a Proxy may revoke it at any time before it is voted by filing with the Secretary of the Company written notice of such revocation or a later dated and properly executed Proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not, of itself, constitute a revocation of a Proxy.

Quorum; Vote Required for Approval

      The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Company Common Stock and entitled to vote at the Special Meeting is necessary to constitue a quorum at the Special Meeting. Approval of the Plan of Reorganization requires the affirmative vote of eighty percent (80%) of the outstanding shares of Company Common Stock entitled to vote. A failure to vote, an abstention, or a failure by a broker to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. See "Plan of Reorganization--Required Vote; Management Recommendation."

      As of April 30, 1998, ten individuals beneficially owned an aggregate of 63,654 shares or approximately 80.1% of the outstanding Company Common Stock. As an inducement to Zions to enter into the Plan of Reorganization, these various shareholders of the Company, and one affiliated entity, have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Reorganization. Some of these shareholders are officers and directors of the Company; all of the Company's directors and executive officers have so agreed. See "Plan of Reorganization-- Voting Agreements; Information Concerning the Company and the Bank-- Stockholdings of Directors, Officers and Certain Others." Such a vote will be sufficient to approve the Plan of Reorganization and the Reorganization. If each of these shareholders votes his, her, or its shares in favor of the Plan of Reorganization and the Reorganization as each has agreed, the Plan of Reorganization and the Reorganization will be approved by the Company's shareholders, notwithstanding the vote of other shareholders of the Company.

Proposed Reorganization

      At the Special Meeting, the holders of Company Common Stock will be asked to consider and approve the Plan of Reorganization. The Plan of Reorganization provides for the merger of the Company into Val Cor, whereby Val Cor will be the surviving corporation, and for the consolidation of the Bank and Bank Colorado to form a new national banking association. See "Plan of Reorganization."

      Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, shares of Zions Common Stock. At the Effective Date of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the product of the Consideration Number and the Collar Factor by the sum of the number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization and the Option Equivalent Number. See "Certain Definitions," below. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock (after aggregating all shares of Zions Common Stock to which such shareholder is entitled) will receive an amount of cash equal to the product of such fraction times $40.00.

      On April 27, 1998, the closing price of Zions Common Stock was $48.0625 per share and there were 78,592 shares of Company Common Stock issued and outstanding and 16,250 options granted and outstanding. Assuming that the Reorganization had been consummated as of April 27, 1998, that the Average Closing Price of Zions Common Stock had been $48.0625, that the Consideration Number had been 619,900, and that the Collar Factor had been 0.957, shareholders of the Company under such circumstances would have received 6.359 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $305.64 per share of Company Common Stock.

      The Company has granted options to purchase a total of 16,250 shares of Company Common Stock. These options may have been granted in violation of the preemptive rights provisions of the Company's Articles of Incorporation. See "Plan of Reorganization--Waiver of Preemptive Rights," below.

Certain Definitions

      In connection with the description of the Reorganization in this Proxy Statement/Prospectus, shareholders of the Company should be aware of the following terms. The following definitions may not be complete. For a complete definition of each term, please refer to the Plan of Reorganization.

      "Average Closing Price" means the average (rounded to the nearest penny) of the last reported sale price or, if no such reported sale takes place, the mean (unrounded) of the closing bid and asked prices of Zions Common Stock in the over-the-counter market as such prices are reported by the automated quotation system of the National Association of Securities Dealers, Inc., or in the absence thereof by such other source upon which Zions and the Company shall mutually agree, for each of the fifteen trading days ending on the fifth trading day before the Effective Date.

      "Bank Consolidation" means the consolidation of the Bank and Bank Colorado into the Consolidated Association.

      "Collar Factor" is determined as follows: if the Average Closing Price is:

      (A) less than $34.00, the Collar Factor shall be a fraction the numerator of which is $34.00 and the denominator of which is the Average Closing Price;

      (B) more than $46.00, the Collar Factor shall be a fraction the numerator of which is $46.00 and the denominator of which is the Average Closing Price; and

      (C) not less than $34.00 and not more than $46.00, the Collar Factor shall be One.

      "Consideration Number" means 625,000, except that if the total shareholders equity of the Company at December 31, 1997, shall be less than $5,000,000, then the "Consideration Number" shall be the difference between 625,000 and the number calculated by dividing the difference between $5,000,000 and the total shareholders equity of the Company at December 31, 1997, by $40.00; in determining total shareholders equity of the Company at December 31, 1997, the expense, through the Effective Date, net of taxes, of the investment bankers, consultants, brokers and finders who will have rendered services to the Company or the Bank through the Effective Date shall be recognized as an expense of the Company during the period between October 1, 1997 and December 31, 1997.

      "Consolidated Association" means the new national banking association resulting from the consolidation of the Bank and Bank Colorado.

      "Effective Date" means the date which is the latest of (a) the day upon which the shareholders of the Company approve, ratify, and confirm the Holding Company Merger; (b) the day upon which the shareholder of the Bank approves, ratifies, and confirms the Bank Consolidation; (c) the first to occur of (i) the date thirty days following the date of the order of the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of San Francisco acting pursuant to authority delegated to it by the Board of Governors of the Federal Reserve System (collectively, the "Board of Governors") approving the Holding Company Merger; or (ii) if, pursuant to section 321(a) of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), the Board of Governors shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; or (iii) the date ten days following the date on which the Board of Governors indicates its waiver of jurisdiction over the Holding Company Merger; (d) the first to occur of (1) the date thirty days following the date of the order of the Office of the Comptroller of the Currency (the "Comptroller") approving the Bank Consolidation, or (2) if, pursuant to section 321(b) of the Riegle Act, the Comptroller shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; (e) if such an order shall be required by law, the date ten days following the date of the order of the Commissioner of Financial Institutions of the State of Utah (the "Commissioner") approving the transactions contemplated by the Plan of Reorganization; (f) if such an order shall be required by law, the date ten days following the date of the order of the Colorado State Banking Board (the "State Banking Board") approving the transactions contemplated by the Plan of Reorganization; (g) the date upon which any other material order, approval, or consent of a federal or state regulator of financial institutions or financial institution holding companies authorizing consummation of the transactions contemplated by the Plan of Reorganization is obtained or any waiting period mandated by such order, approval, or consent has run; (h) ten days after any stay of the approvals of the Board of Governors, the Comptroller, the Commissioner, or the State Banking Board of the transactions contemplated by the Plan of Reorganization, or any injunction against closing of such transactions is lifted, discharged, or dismissed; or (i) such other date as shall be mutually agreed upon by Zions and the Company.

      "Holding Company Merger" means the merger of the Company with and into Val Cor, with Val Cor being the surviving corporation.

      "Option Equivalent Number," a number which is designed to represent a hypothetical number of heretofore-unissued shares of Company Common Stock equal in value to the value inherent in the options to purchase Company Common Stock that are outstanding and unexercised at the Effective Date, means the number reached by summing the following values as calculated for each option to purchase one share of Company Common Stock which is outstanding and unexercised at the Effective Date: (A) the difference between the Value-Per-Share Factor and the exercise price of that option (or, if a greater number, zero) divided by (B) the Value-Per-Share factor.

      "Value-Per-Share Factor," a number which is designed to represent the hypothetical value in dollars and cents that would be received by a holder of one share of Company Common Stock in the Reorganization assuming that all options to purchase Company Common Stock were exercised prior to the Effective Date and assuming that the contributions to capital of the Company accompanying such exercises had been agreed by the parties to increase dollar-for-dollar the amount of consideration to be received by holders of Company Common Stock, means a number of dollars and cents calculated by means of the following equation:

                                 V + (O x P)
                                 -----------
                                    O + S

--where: (A) V equals the product of the Consideration Number, the Collar Factor, and the Average Closing Price; (B) O equals the number of shares of Company Common Stock that are subject to a stock option (whether vested or unvested) to be purchased, which option is outstanding and unexercised at the Effective Date; (C) P equals the per-share average of the exercise prices of all stock options (whether vested or unvested) to purchase shares of Company Common Stock, which options are outstanding and unexercised at the Effective Date; and
(D) S equals the number of shares of Company Common Stock that shall be issued and outstanding at the Effective Date.

Reasons for the Reorganization

      Management and the directors of the Company believe that it is in the best interest of the Company and its shareholders for the Company to merge with a larger financial institution in a tax-free reorganization (with respect to the receipt by the Company shareholders of shares of Zions Common Stock). Management and the directors of the Company believe that the proposed merger with Zions in an exchange whereby the Company shareholders will receive Zions Common Stock in exchange for their Company Common Stock provides the Company's shareholders with a liquid investment with what management believes is the best available monetary value based upon Zions' offer as compared to transactions involving bank holding companies and banks comparable to the Company and the Bank as well as increased liquidity for their investment, prospects for greater yield of their investment through possibly increased dividends and potential for growth in their investment due to the prospects for Zions generally. In addition, management and the directors of the Company believe the combined institution will be more competitive in the Company's market area due to Zions' greater resources. See "Plan of Reorganization--Background of and Reasons for the Reorganization" for a description of the factors considered by the Company's board of directors in determining to recommend the Reorganization to shareholders for their approval. The Company's board of directors believes that the merger with Zions will realize substantial value for the Company's shareholders and provides them the option of realizing a significant return on their original investment and continuing to participate in the development of banking in Colorado by holding the Zions Common Stock they will receive in the Reorganization.

      For Zions, the Reorganization will provide the opportunity to expand its Colorado franchise into the Colorado Springs market, wherein Zions has not previously had a presence. As a result of the Reorganization, Zions will broaden its geographical base in the Colorado market and thereby diversify its banking operations. The combination of the different skills, resources and services offered by the Company and Zions, together with the additional skills and resources available in the broader Zions organization, should make the resulting banking group better able to compete more effectively in its markets with other full-service financial institutions. See "Plan of Reorganization--Background of and Reasons for the Reorganization."

Board of Directors Recommendation

      The Board of Directors of the Company unanimously believes that the Reorganization is in the best interests of the Company, its shareholders, and customers of the Company and the Bank and recommends that the shareholders of the Company vote "FOR" approval of the Plan of Reorganization and the Reorganization. See "Plan of Reorganization--Background of and Reasons for the Reorganization."

      SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Interests of Certain Persons in the Transaction

      The Plan of Reorganization provides that, following the Reorganization, John G. Jackson, currently Chairman, President and Chief Executive Officer of the Bank, will become an executive officer of Consolidated Association. Mr. Jackson will enter into an Employment Agreement with Consolidated Association effective as of the Effective Date. The Company's Board of Directors was aware of these interests when it considered and approved the Plan of Reorganization and the Reorganization. See "Plan of Reorganization--Interests of Certain Persons in the Transaction."

Finder's Fee

      In its effort to find a merger partner, the Company retained an unaffiliated company as a finder. If the Reorganization is effected, the Company will pay the finder a fee of $200,000 at closing. See "Plan of Reorganization-- Finder's Fee," below.

Tax Consequences

      The Company will receive an opinion from McKenna & Cuneo, L.L.P., legal counsel to the Company (the "McKenna Opinion"), that, based upon the facts, representations, and assumptions set forth or referred to in such opinion, the Holding Company Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company shareholders who receive Zions Common Stock in the Reorganization will recognize no gain or loss upon the exchange of their shares of Company Common Stock for Zions Common Stock in the Holding Company Merger (except with respect to cash received by such shareholders in lieu of fractional shares and cash received by persons who perfect their dissenters' rights). For further discussion, see "Plan of Reorganization--Federal Income Tax Consequences of the Reorganization." A copy of the McKenna Opinion is attached as Appendix A to this Proxy Statement/Prospectus.

Dissenters' Rights

      Under Colorado law, shareholders of the Company will be entitled to dissenters' rights. The Colorado Business Corporation Act (ss.ss. 7-113-101 et seq.) permits a shareholder to dissent to a merger and to receive cash equal to the fair value for such shares in accordance with procedures established by Colorado law. Company shareholders will be entitled under Colorado law to exercise their dissenters' rights with respect to the Plan of Reorganization. Since exercise and preservation of dissenters' rights are conditioned on strict observance of the applicable section of the Colorado Business Corporation Act, each Company shareholder who might exercise dissenters' rights should consult and strictly observe the statute, a copy of which is attached as Appendix B to this Proxy Statement/Prospectus. Failure to follow the statutory provisions precisely may result in loss of such shareholder's dissenters' rights under Colorado law. See "Plan of Reorganization--Rights of Dissenting Shareholders" and Appendix B to this Proxy Statement/Prospectus, where the statutory provisions are set forth.

Conditions; Regulatory Approval

      Consummation of the Reorganization is subject to satisfaction of a number of conditions, including (i) obtaining requisite approval from the Company's shareholders, (ii) obtaining regulatory approvals from the Board of Governors, the Comptroller, the Commissioner, and the State Banking Board, (iii) the receipt of an opinion of counsel with respect to certain tax aspects of the Reorganization, (iv) the absence of any material adverse change with respect to the business and operations of the Company, (v) a determination by Zions' independent auditors that the Reorganization will be treated for accounting purposes as a pooling of interests, and (vi) the satisfaction of other customary closing conditions. See "Plan of Reorganization--Conditions to the Reorganization." All regulatory approvals have been obtained.

Amendment; Termination

      Notwithstanding prior shareholder approval, the Plan of Reorganization may be amended at any time prior to the Effective Date of the Reorganization in any respect that would not prejudice the economic interests of the Company shareholders.

      The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders, as follows: (i) by mutual consent of the parties to the Plan of Reorganization;
(ii) unilaterally, by Zions if any of the representations and warranties of the Company or the Bank set forth in the Plan of Reorganization was materially incorrect when made or in the event of a material breach or material failure by the Company or the Bank of any covenant or agreement of the Company or the Bank contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iii) unilaterally, by the Company if any of the representations and warranties of Zions, Val Cor or Bank Colorado set forth in the Plan of Reorganization was materially incorrect when made or in the event of a material breach or material failure by Zions, Val Cor or Bank Colorado of any covenant or agreement of Zions, Val Cor or Bank Colorado contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iv) by either Zions or the Company if the board of directors of either has determined in good faith that the Holding Company Merger has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the Reorganization; or (v) by either party on or after July 31, 1998, if the Effective Date has not occurred on or before that date.

Effective Date of the Reorganization

      It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of the Company, the Reorganization will become effective in the second quarter of 1998. However, there can be no assurance that all conditions necessary to the consummation of the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective at the anticipated time. See "Plan of Reorganization--Effective Date of the Reorganization."

Accounting Treatment

      It is intended that the Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with ABP Opinion No. 16. Receipt of a determination by Zions' independent auditors that the Reorganization should be treated as a pooling of interests is a condition of closing of the Reorganization. See "Plan of Reorganization--Accounting Treatment."

Comparison of Shareholders' Rights

      See "Comparison of Zions Common Stock and Company Common Stock" for a summary of the material differences between the rights of holders of shares of Company Common Stock and holders of shares of Zions Common Stock.

"Anti-Takeover" Provisions

      The Articles of Incorporation and Bylaws of Zions contain provisions which may be considered to be anti-takeover in nature, including staggered terms of office for directors, absence of cumulative voting and special shareholder vote requirements for certain types of extraordinary corporate transactions.

Additionally, Zions has adopted a shareholders' rights plan which will have the effect of encouraging entities interested in acquiring Zions to negotiate any such transactions with Zions' management and of deterring or discouraging unfriendly takeovers by making any such takeover substantially more expensive to the entity sponsoring the unfriendly takeover. The Company's Articles of Incorporation and Bylaws do not contain any similar provision. See "Comparison of the Rights of Shareholders of Zions and the Company."

Exchange of Certificates

      Instructions on how to effect the exchange of Company Common Stock certificates for Zions Common Stock certificates and cash in lieu of any fractional shares of Zions Common Stock will be sent, as promptly as practicable after the Reorganization becomes effective, to each shareholder of record of the Company. Shareholders should not send in stock certificates until they receive written instructions to do so.

Waiver of Preemptive Rights

      Over recent years the Company has granted stock options to officers and directors to allow them to purchase additional shares of Company Common Stock. At the present time, 16,250 stock options are outstanding. These stock options may have been granted in violation of preemptive rights provisions set forth in the Company's articles of incorporation. An express condition to closing of the Holding Company Merger is that all the shareholders of the Company who did not have an opportunity to exercise their preemptive right to acquire company stock options must agree to waive any preemptive right they might have to be offered, subscribe to, or acquire shares, options, and other interests and rights of or in the Company. See "Plan of Reorganization--Waiver of Preemptive Rights."

Trading Markets; Pre-Announcement Prices

      The outstanding shares of Zions Common Stock currently are traded on the Nasdaq National Market ("NASDAQ-NMS") under the symbol "ZION." The shares of Zions Common Stock to be issued in the Reorganization will be listed on NASDAQ-NMS, subject to official notice of issuance. The closing sale price for Zions Common Stock on the NASDAQ-NMS on December 19, 1997, the last trading day prior to the first public announcement of the Reorganization, was $43.00. See "Information Concerning Zions Bancorporation--Stock Prices and Dividends."

      The outstanding shares of Company Common Stock are not listed or traded on any market or stock exchange. Such shares when traded are traded infrequently in privately-negotiated transactions. The Company has no reliable information as to the prices at which the shares have traded. See "Information Concerning the Company and the Bank--Stock Prices and Dividends on Company Common Stock."

Selected Financial Information

      The following table sets forth certain historical financial information for Zions and the Company. With respect to pro forma combined financial information for Zions giving effect to the Reorganization using the pooling of interests method of accounting, see "Plan of Reorganization--Unaudited Pro Forma Combined Financial Information." This information is based on the respective historical financial statements of Zions incorporated herein by reference and of the Company which are included in this Proxy Statement/Prospectus and should be read in conjunction with such statements and information and the related notes. The information presented for the Company is derived from unaudited financial information which is included herein. Such information has not been audited because it would be impractical to do so.

                                                                          Year Ended December 31,
                                           -------------------------------------------------------------------------------
                                                1997            1996            1995           1994             1993
                                                ----            ----            ----           ----             ----
                                                              (In Thousands, Except Per Share Amounts)
Zions
Earnings
  Net interest income...........           $  351,799     $  289,166      $  233,547     $  198,606    $  174,657
  Provision for loan losses.....                6,175          4,640           3,000          2,181         2,993
  Net income....................              122,362        107,423          82,385         63,827        58,205
Per Share
  Net income (diluted) .........           $     1.89     $     1.68      $     1.37     $     1.09    $     1.02
  Cash Dividends................                .4700          .4250           .3525          .2900         .2450
Statement of Condition at Period
  End
  Assets........................           $9,521,770     $7,116,413      $6,095,515     $4,934,095    $4,801,054
  Deposits......................            6,854,462      5,119,692       4,511,184      3,705,976     3,432,289
  Long-term debt................              258,566        251,620          56,229         58,182        59,587
  Shareholders' equity..........              655,460        554,610         469,678        365,770       312,592
Company (unaudited)(1)
Earnings
  Net interest income...........           $    4,484     $    3,657      $    2,913     $    2,339    $    1,601
  Provision for loan losses.....                  120             90              60             24           (94)
    Net income..................                1,289          1,153             849            562           598
Per Share
  Net income ...................           $    16.40     $    13.63      $     9.16     $     5.94    $     4.67
  Cash Dividends................                   --             --              --             --            --
Statement of Condition at Period
  End
  Assets........................           $   86,177     $   74,772      $   52,209     $   47,267    $   37,138
  Deposits......................               77,974         66,983          46,080         42,617        30,747
  Long-term debt................                  500          1,175           1,150          1,200            --
  Shareholders' equity..........                4,811          3,898           3,051          2,047         2,321


----------
(1) The information presented for 1993 is for the Bank only. The Company was incorporated and became a bank holding company in 1994.


Comparative Per Share Data

      The following table sets forth for the periods indicated historical net income, book values and dividends per share for Zions Common Stock and Company Common Stock. The following data are based on the respective historical financial statements of Zions incorporated herein by reference and of the Company included herein and should be read in conjunction with such financial statements and such information and the related notes to each. The information presented for the Company is derived from unaudited financial information.


                                                     Year Ended
                                                    December 31,
                                        ------------------------------------
                                           1997        1996         1995
                                           ----        ----         ----

Net Income Per Common Share
    Zions...........................         $ 1.89      $ 1.68       $ 1.37
    Company.........................          16.40       13.63         9.16
Book Value Per Common Share
    Zions...........................         $10.25      $ 8.72       $ 7.46
    Company.........................          63.86       46.19        32.91
Cash Dividends Declared Per Common
  Share
     Zions (1)......................         $.4700      $.4250       $.3525
     Company........................             --          --           --

----------
(1) While Zions is not obligated to pay cash dividends, the Board of Directors presently intends to continue its policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

Unaudited Pro Forma Combined Financial Information

      The following unaudited pro forma combined financial information reflects the application of the pooling of interests method of accounting. The following tables, which show comparative historical per common share data for Zions and the Company (separately and pro forma combined) and equivalent pro forma per share data for the Company, should be read in conjunction with the financial information of Zions as incorporated herein by reference to other documents and of the Company as included herein. The historical information presented for the Company is derived from unaudited financial information. The pro forma data in the table, presented as of and for each of the years in the three year period ended December 31, 1997, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the period or as of the date for which the information in the table is presented.

                                        Historical                           Pro Forma
                                  -------------------             --------------------------------
                                                                  Zions and
                                                                  Company             Company
                                                                  Pro-Forma           Equivalent
Per Common Share                  Zions       Company             Combined(4)         Pro-Forma(5)
----------------                  -----       -------             -----------         ------------

NET INCOME(diluted)(1)

 For the years ended
 December 31, 1997                 $1.89        $16.40               $ 1.90           $12.08
 December 31, 1996                  1.68         13.63                 1.69            10.75
 December 31, 1995                  1.37          9.16                 1.37             8.71

CASH DIVIDENDS(2)

 For the years ended
 December 31, 1997                $.4700        $   --               $.4700           $ 2.99
 December 31, 1996                 .4250            --                .4250             2.70
 December 31, 1995                 .3525            --                .3525             2.24

BOOK VALUE:(3)

 As of December 31, 1997          $10.25        $63.86               $10.24           $65.12
 As of December 31, 1996            8.72         46.19                 8.73            55.51
 As of December 31, 1995            7.46         32.91                 7.47            47.50

----------------------
(1) Net income per share is based on weighted average common and common equivalent shares outstanding.
(2) Pro forma cash dividends per share represent historical cash dividends of Zions.
(3) Book value per common share is based on total period-end shareholders' equity.
(4) Pro-forma combined net income per share represents historical net income of Zions and the Company computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the transaction. Pro-forma combined book value per share represents historical total shareholders' equity of Zions and the Company computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the transaction.
(5) Pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by an assumed exchange ratio of 6.359 shares of Zions Common Stock for each share of Company Common Stock.


Recent Developments

      On December 29, 1997, Zions and FP Bancorp, Inc.("FP Bancorp"), the parent company of First Pacific National Bank ("First Pacific") announced that a definitive agreement had been signed under which FP Bancorp will merge with and into Zions, with FP Bancorp shareholders receiving common shares of Zions. First Pacific has approximately $359 million in assets in eight offices in San Diego and Riverside Counties in California. The merger is subject to the approval of FP Bancorp shareholders and banking regulators and is expected to close in the second quarter of 1998. The merger is structured to be tax-free and is intended to be accounted for as a pooling-of-interests. The agreement provides for the exchange of each common share of FP Bancorp for 0.627 of a share of Zions Common Stock. Based upon Zions' stock price of $43.50 per share as of December 29, 1997, the transaction is valued at approximately $90 million. Zions will incur approximately $2 million in after-tax, merger-related charges in the second quarter of 1998 in conjunction with this transaction.

      On January 23, 1998, Zions and Sky Valley Bank Corp.("Sky Valley"), the parent company of The First National Bank in Alamosa ("FNBA"), completed their reorganization pursuant to which Sky Valley merged with Val Cor, and Val Cor's wholly-owned subsidiary Bank Colorado (formerly known as Valley National Bank of Cortez) merged with Sky Valley's wholly-owned subsidiary, FNBA, which was the surviving corporation and which upon consummation of its merger with Bank Colorado adopted the name Bank Colorado, National Association. Sky Valley shareholders received 572,836 shares of Zions Common Stock. Sky Valley had approximately $120 million in assets at September 30, 1997 and FNBA had three offices in southern Colorado. The merger was structured as a tax-free reorganization and has been accounted for as a pooling-of-interests.

      Zions and Routt County National Bank Corporation ("Routt County"), the holding company of First National Bank of Colorado ("FNBC"), announced on January 22, 1998 that a definitive agreement had been signed under which Routt County will merge with and into Val Cor in exchange for an estimated 650,000 shares of Zions Common Stock. The merger is structured to be tax-free and is intended to be accounted for as a pooling-of-interests. The merger is subject to the approval of banking regulators and the shareholders of Routt County. FNBC operates through two banking offices in Steamboat Springs, Colorado. At December 31, 1997, Routt County had assets of $93 million. The transaction is expected to close in the second quarter of 1998.

      On March 25, 1998, Zions and Sumitomo Bank of California ("Sumitomo") entered into a definitive agreement whereby Sumitomo will merge with a subsidiary of Zions. Zions will pay approximately $546 million in cash for Sumitomo. Sumitomo is currently California's sixth largest bank, with assets of approximately $5.1 billion as of December 31, 1997, and with 47 branches. Zions will combine its present Grossmont Bank subsidiary with Sumitomo and First Pacific when these acquisitions have been completed. The combined subsidiary, with California assets of over $6 billion and 71 banking offices in California, will rank as the fifth largest commercial bank in the state. The merger is subject to the approval of Sumitomo shareholders and banking regulators and is expected to close in the third quarter of 1998. Zions expects to finance the purchase with existing resources as well as the issuance of securities in the capital markets. The acquisition will be accounted for as a purchase. Zions expects to name Robert Sarver, currently chairman of Grossmont and a director of Zions, as chief executive officer of the combined company. In order to provide an appropriate incentive to Mr. Sarver to expand Zions' California franchise, Zions has agreed to sell him a portion of Sumitomo at Zions' cost basis. When Sumitomo is combined with Grossmont Bank and First Pacific, he will control 5% of the combined company at a purchase price of approximately $34 million. Zions will retain the exclusive right to repurchase this ownership interest.

                            PLAN OF REORGANIZATION

      This section of the Proxy Statement/Prospectus describes certain important aspects of the Plan of Reorganization. The following description does not purport to be complete and is qualified in its entirety by reference to the Plan of Reorganization. The Plan of Reorganization has been filed with the SEC as an exhibit to the Registration Statement. The Plan of Reorganization is incorporated into this Proxy Statement/Prospectus by reference to such filing and is available upon request to Dale M. Gibbons, Executive Vice President, Zions Bancorporation. See "Available Information."

The Reorganization

      The Plan of Reorganization provides for the merger of the Company into Val Cor, with Val Cor being the surviving corporation (the "Holding Company Merger"), and for the consolidation of the Bank with Bank Colorado (the successor in interest to Valley National Bank of Cortez) to form a new national banking association which will adopt and operate under the name Bank Colorado, National Association (the "Consolidated Association"; the consolidation of the Bank and Valley into the Consolidated Association hereinafter referred to as the "Bank Consolidation"). Val Cor is a bank holding company incorporated in Colorado. Val Cor is a wholly-owned subsidiary of Zions.

      Val Cor, a Colorado corporation, is a bank holding company registered under the Bank Holding Company Act. Val Cor's principal asset consists of its ownership interest in its wholly-owned subsidiary, Bank Colorado, which operates a commercial banking business in Colorado through seven offices.

      Bank Colorado is a national banking association. Bank Colorado is the result of the merger of Valley National Bank of Cortez, with operations primarily in Montezuma County, Colorado, The First National Bank in Alamosa, with operations in Alamosa and Saguache Counties, Colorado, and Tri-State Bank, with offices in Denver and Boulder, Colorado. Bank Colorado offers traditional banking services to customers through its seven branch offices located in Denver, Boulder, Alamosa, Center, Cortez, Dolores, and Saguache, Colorado. As of February 28, 1998, Bank Colorado had assets of $348.3 million.

      The Company is a bank holding company incorporated in Colorado. The Company operates through its wholly-owned subsidiary, State Bank and Trust of Colorado Springs (the "Bank"). The Bank operates a commercial banking business through three offices/branches in Colorado Springs, Colorado. The Company owns a 50% interest in SBT Mortgage, LLC.

      Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock participating in the Reorganization will receive, in exchange for each share of Company Common Stock, their pro rata share of the merger consideration, consisting of shares of Zions Common Stock and cash in exchange for any fractional shares. The shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the product of the Consideration Number and Collar Factor by the sum of the number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization and the Option Equivalent Number. The amounts represented by some of these and other defined terms are variable and will not be known with precision until the Effective Date of the Reorganization. As a result, the precise number of shares of Zions Common Stock to be exchanged for each share of Company Common Stock cannot be determined until the Effective Date.

      On April 27, 1998, the closing price of Zions Common Stock was $48.0625 per share. On that date there were issued and outstanding 78,592 shares of Company Common Stock. Assuming that the Reorganization had been consummated as of April 27, 1998, that the Average Closing Price of Zions Common Stock had been $48.0625 per share on that date, that the Consideration Number had been 619,900, and that the Collar Factor had been 0.957, shareholders of the Company under such circumstances would have received 6.359 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $305.64 per share of Company Common Stock.

      On April 27, 1998, options to purchase a total of 16,250 shares of Company Common Stock at an average exercise price of $29.23 per share were granted and outstanding, held by eight persons, each of whom was an executive officer or director of the Company. At the Effective Date of the Reorganization, these Company stock options will automatically be converted into options to purchase shares of Zions Common Stock. Assuming that the Effective Date of the Reorganization had been April 27, 1998, that the Average Closing Price of Zions Common Stock had been $48.0625 on that date, that the Consideration Number had been 619,900, and that the Collar Factor had been 0.957, these options to purchase Zions Common Stock would have covered a total of 103,333.75 shares of Zions Common Stock at an average exercise price of $4.60. Based on these assumptions, these options had on that date an aggregate value (the difference between the market price of Zions Common Stock and the exercise price) of $4,491,143.10 to the option holders. The options to purchase Company Common Stock may have been granted in violation of the preemptive rights provisions of the Company's Articles of Incorporation. A condition to closing the Holding Company Merger is that all shareholders of the Company must waive any preemptive rights they might have to be offered, subscribe to, or acquire shares, options, and other interests and rights of or in the Company. By waiving their preemptive rights, Company shareholders who were not granted Company stock options will, in addition to waiving their rights to have been offered Company stock options at the time such options were granted to the executive officers and directors of the Company, and to acquire shares of Company Common Stock at the time of exercise of any stock options, give up financial benefits they might otherwise have in the options. Their waiver of such rights will, however, satisfy a condition to closing without which Zions in its discretion may decline to proceed with the Reorganization. See "Plan of Reorganization--Waiver of Preemptive Rights."

Background of and Reasons for the Reorganization

      The Company. In mid 1997 John Jackson was contacted by Mr. Alan Noyes of Professional Bank Consultants, Inc. with a request to present the Bank to three holding companies which he felt were interested in purchasing a similar institution in the Colorado Springs area. Mr. Noyes was given permission and over the next sixty days he made contact with Mr. Dale Gibbons, Executive Vice President of Zions. Additional information was requested by Mr. Gibbons through Mr. Noyes, which included call reports and current financial data. At a meeting of the Colorado Bankers Association Government Affairs Committee on October 1, Mr. Jackson discussed with Gary Judd of Vectra Bank his recently announced merger with Zions. The following day, the two again discussed Zions in greater detail and it was agreed that Mr. Judd would arrange for a meeting with Harris Simmons, President and Chief Executive Officer of Zions, at a later date. At this time Mr. Jackson called Mr. Noyes, told him that the Bank would be talking to Zions directly and they agreed that should a transaction transpire that his full compensation would be $200,000 payable in cash upon closing.

      On October 22, 1997, Messrs. Jackson, Scott Pursley, Judd and Simmons met in Colorado Springs to discuss generally the philosophy of Zions and how the Bank might fit into Zions' Colorado plans. Mr. Simmons explained Zions' acquisition strategies and indicated that Mr. Jackson would be asked to sign an employment agreement to remain with the Bank if an agreement could be reached. At the conclusion of that meeting, Mr. Jackson and Mr. Pursley agreed to discuss the conversation with the entire board at a retreat which was to take place in Phoenix the first week of November. The Company Board was informed at the regular October meeting that discussions had begun with an entity; however, no mention as to its identity was made prior to the Phoenix retreat. At the retreat Zions' financial information was presented to the board members and a lengthy discussion was held regarding a sale. At the conclusion of the two day meeting it was agreed that if a minimum price, that the Board set, was offered that negotiations should proceed. The board felt, as did management, that Zions was a high performance, high character and high quality organization which had historically exhibited strong loyalty to customers and staff, especially when compared to other regional and super regional organizations which had approached the Bank in the past. The board agreed that Mr. Jackson should meet again with Mr. Simmons and this meeting was arranged for November 8, 1997. The meeting occurred with Mr. Simmons and Mr. Gibbons making an offer very near the minimum price set by the board. Over the next two weeks a series of phone calls was made between the parties, where it was agreed, that the price would be determined by year end capital of the Bank. At the November board meeting the transaction was approved and direction was given to proceed with the definitive agreement, which was then signed on December 19, 1997.

      The Reasons of the Company's Board of Directors for the Reorganization. The Company's Board believes that the Reorganization is fair to, and in the best interests of, the Company and its shareholders. Accordingly, the Board unanimously approved the Plan of Reorganization and recommends that the Company shareholders vote FOR the approval and adoption of the Plan of Reorganization.

      In reaching its determination that the Reorganization is fair to, and in the best interests of, the Company and its shareholders, the Board considered a number of factors including, without limitation, the following:

      o the current condition and growth prospects of the Company and the Bank, their historical results of operations and their prospective results of operations were the Company to remain independent;

      o the economic, business and competitive climate for banking and financial institutions in Colorado, with special consideration given to recent transactions that have increased the competitive environment in the financial services and banking industry, including the adoption by Congress of interstate branch banking;

      o the monetary value of the stock offered to the Company shareholders by Zions (i) in absolute terms, and (ii) as compared to recent mergers and acquisitions involving other banking and financial institutions in Colorado;

      o the potential market value, liquidity and dividend yield of Company Common Stock if the Company were to remain independent;

      o the historically greater liquidity and dividend yield represented by the Zions Common Stock to be received in the Reorganization;

      o the greater financial and management resources and customer product offerings of Zions which could increase the competitiveness of the combined institution in the Company's market area and its ability to serve the depositors, customers and communities currently served by the Company;

      o the historical results of operations and financial condition of Zions and the future prospects for Zions, including anticipated benefits of the Reorganization;

      o     the future growth prospects of Zions following the Reorganization;
            and

      o the fact that the Reorganization will be a tax-free reorganization to the Company shareholders for federal income tax purposes with respect to shareholders of the Company who receive shares of Zions Common Stock in the Reorganization (but not with respect to any cash received in the Reorganization).

      THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE PLAN OF REORGANIZATION AND THE REORGANIZATION.

      Zions. For Zions, the Reorganization will provide the opportunity to continue its recent expansion. In acquiring the Company, Zions will be expanding its presence into the Colorado Springs, Colorado market. Zions does not currently have any offices in the Colorado Springs area. The expansion will be evidenced by Zions' both broadening its geographical base in Colorado by establishing a presence in this market. Additionally, the Zions' expansion in the Colorado Springs, Colorado region will allow Zions further to diversify its banking operations.

      The acquisition by Zions of the Company will bring together the different skills and resources of the two organizations and, together with the additional skills and resources available in the broader Zions organization, will result in the ability to make a wider spectrum of banking services available to consumers, businesses and professionals in the Company's geographic area.

Voting Agreements

      All of the directors and executive officers of the Company have agreed to support the Plan of Reorganization and to recommend its adoption by the other shareholders of the Company.

      In connection with the Plan of Reorganization, eleven shareholders of the Company, including their affiliated entities, whose common share holdings of 63,654 shares aggregate approximately 80.1% of the outstanding Company Common Stock as of April ___, 1998, have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Plan of Reorganization. Various of such shareholders are officers and directors of the Company. Such vote will be sufficient to approve the Plan of Reorganization and the Reorganization. If these individuals vote their shares of Company Common Stock in accordance with the requirements of the voting agreements, approval of the Plan of Reorganization and the Reorganization by the Company shareholders is assured, notwithstanding the vote of other Company shareholders.

      The voting agreements are applicable to the shareholders only in their capacities as shareholders and, as to those shareholders who also serve on the Board of Directors, do not legally affect the exercise of their responsibilities as members of the Board of Directors of the Company. The shareholder-directors also agreed in their capacity as directors, until the earlier of consummation of the Reorganization or termination of the Plan of Reorganization, to refrain from soliciting or, subject to their fiduciary duties to shareholders, negotiating or accepting any offer of merger, consolidation, or acquisition of any of the shares or all or substantially all of the assets of the Company or any of its subsidiaries.

      The form of the voting agreements has been filed with the SEC as an exhibit to the Registration Statement and is incorporated herein by reference. The foregoing summary of the agreements is qualified in its entirety by reference to such filing.

Waiver of Preemptive Rights

      The Company's Articles of Incorporation provide that the holders of shares of Company Common Stock shall have the preemptive right to subscribe to and acquire on a proportional basis additional shares of common stock or for options to purchase common stock. Between 1994 and 1996 the Company granted various stock options to executive officers and directors of the Company of which a total of 16,250 stock options to eight executive officers and directors of the Company remain outstanding at an average exercise price of $29.23 per share. These options may have been granted in violation of the preemptive rights provisions of the Company's Articles of Incorporation referred to above. Upon consummation of the Reorganization, any outstanding stock option will automatically be converted into an option to purchase, on the same terms as the option to purchase Company Common Stock, that number of shares of Zions Common Stock equal to the number of shares of Company Common Stock which such option holder would be entitled to receive under the Plan of Reorganization had the option holder exercised his options prior to the Reorganization. The exercise price of such options would likewise be adjusted. In accordance with the formula established by the Plan of Reorganization, were the Reorganization to be consummated on April 27, 1998, the holders of the outstanding Company options would be able to purchase a total of 103,333.75 shares of Zions Common Stock at an average exercise price of $4.60 per share. On April 27, 1998, the closing sales price of Zions Common stock on the NASDAQ-NMS was $48.0625 per share. An express condition of closing of the Reorganization as set forth in the Plan of Reorganization is that the holders of all of the outstanding options to acquire shares of Company Common Stock have executed documents waiving all preemptive rights granted to them under the articles of incorporation of the Company and the Colorado Revised Statutes to be offered, to subscribe to, or to acquire shares of common stock, rights, warrants, privileges, and options to purchase or receive common stock, securities and obligations of any kind convertible into common stock, or any other equity interest or right to an equity interest in the Company, now or hereafter authorized.

Required Vote; Management Recommendation

      Approval of the Plan of Reorganization and the Reorganization requires the affirmative vote of the holders of eighty percent (80%) of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. Because approval requires the affirmative votes of eighty percent (80%) of all outstanding shares of Company Common Stock, a failure to vote, an abstention, or a broker's failure to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization and the Reorganization. See "Voting Agreements" immediately above for a discussion of the ownership of Company Common Stock by various officers, directors, and shareholders of the Company. THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE COMPANY SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF REORGANIZATION AND THE REORGANIZATION.

      The Board of Directors of Zions has approved the Plan of Reorganization. In addition, Zions, as the sole shareholder of Val Cor, has approved the merger of Val Cor with the Company (the "Holding Company Merger"). Under the Utah Business Corporation Act no approval of the Plan of Reorganization by the shareholders of Zions is required.

No Opinion of a Financial Advisor

     The Company's Board of Directors has not retained an independent financial advisor to evaluate the Merger Consideration offered to the Company's shareholders by Zions. However, management and the directors of the Company believe that the Merger Consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of the Company from a financial point of view. See "Plan of Reorganization--Background of and Reasons for the Reorganization."

Finder's Fee

     On October 2, 1997, the Company entered into an agreement with Professional Bank Consultants, Inc. ("PBCI") of Colorado Springs, Colorado. PBCI is not affiliated with the Company. Pursuant to the agreement, PBCI would identify and contact financial institutions which might be potential merger partners with the Company. See "Plan of Reorganization--Background of and Reasons for the Reorganization--The Company" for additional information regarding PBCI's activities. For its services respecting the Reorganization, the Company will pay PBCI a fee of $200,000 at the Effective Date.

Conversion of Company Shares

      Under the Plan of Reorganization, holders of shares of Company Common Stock will receive shares of Zions Common Stock. Upon consummation of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the product of the Consideration Number and the Collar Factor by the sum of the number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization and the Option Equivalent Number. See "Summary--Certain Definitions," above.

      On April 27, 1998, the closing price of Zions Common Stock was $48.0625 per share. On that date there were 78,592 issued and outstanding shares of Company Common Stock. Assuming that the Reorganization had been consummated as of April 27, 1998, that the Average Closing Price of Zions Common Stock had been $48.0625 per share on that date, that the Consideration Number had been 619,900, and that the Collar Factor had been 0.957, shareholders of the Company under such circumstances would have received 6.359 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $305.64 per share of Company Common Stock.

     Exchange of Stock Certificates. Zions First National Bank, a national banking association with its head office located in Salt Lake City, Utah and a subsidiary of Zions ("Zions Bank"), is the exchange agent designated by the parties in the Plan of Reorganization (the "Exchange Agent"), and as Exchange Agent will, promptly after the Effective Date, mail to each holder of one or more stock certificates formerly representing shares of Company Common Stock except to such holders who shall have waived the notice of exchange, a notice specifying the Effective Date and notifying such holder to surrender his or her certificate or certificates to Zions Bank for exchange. Such notice will be mailed to holders by regular mail at their addresses on the records of the Company. Company shareholders should not send in their certificates until they receive such written instructions. However, certificates should be surrendered promptly after instructions to do so are received.

     Any dividends declared on Zions Common Stock after the Effective Date of the Reorganization will apply to all whole shares of Zions Common Stock into which shares of Company Common Stock will have been converted in the Reorganization. However, no former Company shareholder will be entitled to receive any such dividend until such shareholder's Company Common Stock certificates have been surrendered for exchange as provided in the letter of transmittal sent by the Exchange Agent. Upon such surrender, the shareholder will be entitled to receive all such dividends payable on the whole shares of Zions Common Stock represented by the surrendered certificate(s) (without interest thereon and less the amount of taxes, if any, which may have in fact been imposed or paid thereon).

     Payment for Fractional Shares. No fractional shares of Zions Common Stock will be issued in connection with the Reorganization. Instead, each Company shareholder who surrenders for exchange Company Common Stock certificates representing a fraction of a share of Zions Common Stock will receive, in addition to a certificate for the whole shares of Zions Common Stock represented by the surrendered certificates, cash in an amount equal to the product of such fraction times $40.00. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

     Unexchanged Certificates. On the Effective Date of the Reorganization, the stock transfer books of the Company will be closed, and no further transfers of Company Common Stock will be made or recognized. Certificates for Company Common Stock not surrendered for exchange will entitle the holder to receive, upon surrender as provided in the letter of transmittal, a certificate for whole shares of Zions Common Stock, plus payment of any amount for a fractional share or dividends to which such holder is entitled as outlined above, and without any interest thereon.

Federal Income Tax Consequences of the Reorganization

     The following discussion is a summary of the material federal income tax consequences of the merger of the Company with and into Val Cor (herein, the "Merger") to the Company and to the existing shareholders of the Company, but does not purport to be a complete analysis of all the potential tax effects of the Merger. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such change may be applied retroactively. No information is provided herein with respect to foreign, state or local tax laws, estate and gift tax considerations, or tax consequences for foreign shareholders. Shareholders of the Company are urged to consult their own tax advisors as to specific tax consequences to them of the Merger.

     The Company will receive an opinion from McKenna & Cuneo, L.L.P., legal counsel to the Company (the "McKenna Opinion") that, based upon the facts and representations set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. No ruling will be requested from the IRS with respect to the federal income tax consequences of the Merger. An opinion of counsel only represents counsel's best judgment and is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will agree with counsel's conclusions, that the IRS will not challenge the tax treatment of the Merger, or that such a challenge, if made, will not be successful.

      Based upon the facts and representations which will be set forth or referred to in the McKenna Opinion, such opinion will provide, among other things, that the Company will not recognize gain or loss for federal income tax purposes upon the Merger and that the shareholders of the Company will have the following federal income tax consequences upon the Merger: (i) no gain or loss will be recognized by a shareholder of the Company upon the receipt of Zions Common Stock solely in exchange for his or her Company Common Stock; (ii) the aggregate basis of the Zions Common Stock received by a shareholder of the Company pursuant to the Merger (including any fractional share interest to which that shareholder would otherwise be entitled) will be the same as the aggregate basis of the Company Common Stock exchanged therefor; (iii) the holding period of the Zions Common Stock received by a shareholder of the Company pursuant to the Merger (including any fractional share interest to which that shareholder would otherwise be entitled) will include the holding period of the Company Common Stock exchanged therefor, provided the Company Common Stock is held as a capital asset by the shareholder on the Effective Date; (iv) cash received by a shareholder of the Company in lieu of a fractional share of Zions Common Stock will be treated as received in exchange for that fractional share, and the shareholder will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder;

and (v) cash received by a shareholder of the Company who has perfected dissenters' rights under the provisions of sections 7-113-101 et seq. of the Colorado Business Corporation Act as to his or her Company Common Stock will be treated as a distribution in redemption of such shares, subject to the provisions and limitations of Section 302 of the Code.

     The foregoing is intended only as a summary of certain federal income tax consequences of the Merger under existing law and regulations, as presently interpreted by judicial decisions and administrative rulings, all of which are subject to change without notice, and any such change might be retroactively applied to the Merger. Among other things, the summary does not address state income tax consequences, local taxes, or the federal or state income tax considerations that may affect the treatment of a shareholder who acquired his Company Common Stock pursuant to an employee stock option or other special circumstances. Accordingly, it is recommended that Company shareholders consult their own tax advisors for specific advice concerning their own tax situations, potential changes in the applicable tax law and all federal, state and local tax matters in connection with the Reorganization.

     A copy of the McKenna Opinion to be rendered as to the material federal income tax consequences relating to the Reorganization is attached and set forth in Appendix A of this Proxy Statement/Prospectus.

Rights of Dissenting Shareholders

     A holder of shares of Company Common Stock is entitled to exercise the rights of a dissenting shareholder under the Colorado Business Corporation Act, ss.ss. 7-113-101 et seq., to object to the Plan of Reorganization and make written demand that Val Cor pay in cash the fair value of the shares of Company Common Stock held as determined in accordance with such statutory provisions. The following summary does not purport to be a complete statement of the provisions of Colorado law and is qualified in its entirety by reference to such statutory provisions, which are set forth in full as Appendix B to this Proxy Statement/Prospectus.

     Colorado law requires that holders of Company Common Stock follow certain prescribed procedures in the exercise of their statutory right to dissent in connection with the Reorganization. The failure by a shareholder to follow such procedures on a timely basis and in the precise manner required by Colorado law may result in a loss of that shareholder's dissenters' rights.

     Overview. Holders of Company Common Stock have the right under the Colorado Business Corporation Act to dissent from the Reorganization and obtain payment of the fair value of their shares. Fair value means the value of the shares immediately before the Effective Date, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent exclusion would be inequitable. If Val Cor and a shareholder who has exercised his or her right to dissent (a "Dissenting Shareholder") are not able to agree on a fair value, Val Cor must petition a court in El Paso County, Colorado for a determination of fair value.

     Procedure for Dissenting. A shareholder wishing to dissent from the Reorganization must deliver to the Company, before the vote is taken at the Special Meeting, written notice of his or her intent to demand payment for his or her shares if the Reorganization is consummated. The written notice should be sent to the Company at 111 South Tejon Street, Colorado Springs, Colorado 80903 long enough before the vote is taken at the Special Meeting so that the Company receives it before the Special Meeting. A shareholder wishing to dissent must also not vote in favor of the Reorganization. If a shareholder's written notice of intent to demand payment is not received by the Company before the Special Meeting, or if the shareholder votes in favor of the Reorganization, such shareholder will not have the right to dissent and will be required to participate in the Reorganization. A vote by a shareholder at the Special Meeting against the Plan of Reorganization will not constitute notice under Colorado law of an intent to exercise appraisal rights.

     Within 10 days after the Effective Date, Val Cor will deliver to each Dissenting Shareholder a written notice instructing the Dissenting Shareholder to demand payment and send his or her Company Common Stock certificates to Val Cor. The notice will include a form for demanding payment and will show the deadline for submitting the payment demand form and the Company Common Stock certificates. The form will also show the date that the Reorganization was first announced to the news media or the shareholders, and the Dissenting Shareholder will be required to state whether or not he or she acquired his or her shares before that date.

     The Dissenting Shareholder must then properly complete and sign the payment demand form, and submit it to Val Cor along with his or her Company Common Stock certificates by the deadline shown in the notice from Val Cor. If the payment demand form and the Company Common Stock certificates are not submitted by the deadline, the shareholder will no longer be a Dissenting Shareholder and will not be entitled to receive payment of the fair value of his or her shares under the dissenters' rights provisions of Colorado law. Such a shareholder will be required to participate in the Reorganization. The payment demand form and Company Common Stock certificates should be sent to Val Cor at 350 W. Montezuma, Cortez, Colorado 81321.

     Payment for Shares. Within 30 days after receiving a Dissenting Shareholder's payment demand form and Company Common Stock certificates, Val Cor will pay such Dissenting Shareholder Val Cor's estimate of the fair value of the Company Common Stock for which certificates were submitted, plus accrued interest. Accompanying the payment will be financial information for the Company as of the end of its most recent fiscal year, as well as the latest available interim financial information. Also accompanying the payment will be a statement of Val Cor's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the Dissenting Shareholder's rights if such shareholder is dissatisfied with Val Cor's payment, and a copy of the relevant Colorado statute.

     If a Dissenting Shareholder estimates the fair value of his or her shares and the amount of accrued interest to be higher than the amount paid by Val Cor, the Dissenting Shareholder may send a notice to Val Cor demanding payment of the difference between the Dissenting Shareholder's estimate and the amount paid by Val Cor. The Dissenting Shareholder may reject Val Cor's offer to pay fair value and demand payment of the Dissenting Shareholder's estimate of the fair value of his or her shares and accrued interest. If a Dissenting Shareholder does not send a notice demanding payment within 30 days after Val Cor has made its payment or offer, the Dissenting Shareholder will not have the right to receive any amount in excess of the fair value plus interest already paid or offered by Val Cor.

     Court Proceeding to Determine Fair Value. If a demand for payment remains unsettled for 60 days following Val Cor's receipt of the demand, Val Cor may petition a court in El Paso County to determine the fair value of the shares and accrued interest. Court costs will be paid by Val Cor unless the court finds that one or more Dissenting Shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case some or all court costs may be allocated to such Dissenting Shareholder or Shareholders. Attorneys' and experts' fees may be assessed against Val Cor if the court finds that Val Cor did not comply with the applicable statute or acted arbitrarily, vexatiously or not in good faith, or such fees may be assessed against one or more Dissenting Shareholders if the same acted arbitrarily, vexatiously or not in good faith.

     Holders of Company Common Stock considering seeking appraisal by exercising their dissenters' rights should be aware that the fair value of their Company Common Stock determined pursuant to Colorado law could be more than, the same as, or less than their pro rata share of the Merger Consideration that they are entitled to receive pursuant to the Plan of Reorganization if they do not seek appraisal of their Company Common Stock.

     THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY HOLDERS OF COMPANY COMMON STOCK DESIRING TO EXERCISE APPRAISAL RIGHTS AND, IN VIEW OF THE FACT THAT EXERCISE OF SUCH RIGHTS REQUIRES STRICT ADHERENCE TO THE RELEVANT PROVISIONS OF THE COLORADO BUSINESS CORPORATION ACT, EACH SHAREHOLDER WHO MAY DESIRE TO EXERCISE APPRAISAL RIGHTS IS ADVISED INDIVIDUALLY TO CONSULT THE LAW (AS SET FORTH IN APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS) AND COMPLY WITH THE PROVISIONS THEREOF.

     HOLDERS OF COMPANY COMMON STOCK WISHING TO EXERCISE DISSENTERS' RIGHTS ARE ADVISED TO CONSULT THEIR OWN COUNSEL TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF COLORADO LAW.

Interests of Certain Persons in the Transaction

     The Plan of Reorganization provides that after the Reorganization becomes effective, John G. Jackson, currently chairman, president and chief executive officer of the Company and the Bank, will become an executive officer of Consolidated Association. Mr. Jackson will enter into an employment agreement with Consolidated Association effective as of the Effective Date. The Board of Directors of the Company was aware of these interests when it considered and approved the Plan of Reorganization. The terms of the agreement will continue until the third anniversary of the commencement of the agreement. The agreement provides that Mr. Jackson will receive cash compensation not less than the sum of the aggregate annualized salary paid to Mr. Jackson by the Bank as of September 30, 1997 and the annual bonus awarded to Mr. Jackson by the Bank with respect to 1997. Mr. Jackson will be eligible to be considered for cash compensation increases, upon review, and will be entitled to other benefits normally afforded executive employees, including employee benefit plan participation, retirement and life insurance policies, and consideration for periodic raises, based upon performance and responsibility.

     The employment agreement provides for severance benefits for Mr. Jackson upon the termination of his employment agreement for reasons other than his death or disability or "for cause" (as defined in his employment agreement). In the event of termination for reasons other than set forth in the preceding sentence, Mr. Jackson will receive cash compensation (as defined in the employment agreement) payable at the rate established in his employment agreement for the year in which termination occurs, payable until the third anniversary of the commencement of the agreement. Mr. Jackson will also receive such rights as he will have accrued as of the termination date of his employment under the terms of any plans or arrangements in which he participates, reimbursement for expenses accrued as of such termination date, and the cash equivalent of paid annual leave and sick leave accrued as of such termination date.

     Under his employment agreement, Mr. Jackson has agreed that he will not during the term of his employment by Consolidated Association and continuing for two years after the date of termination of his employment pursuant to the employment agreement (i) engage in the banking business other than on behalf of Consolidated Association or its affiliates within the prescribed market area of El Paso County, Colorado; (ii) directly or indirectly own, manage, operate, control, be employed by, or provide management or consulting services in any capacity to any firm, corporation, or other entity (other than Consolidated Association or its affiliates) engaged in the banking business in such market area, or (iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer, or member of the respective Boards of Directors of Consolidated Association or any of its affiliates or any of their affiliates to engage in any action prohibited under (i) or (ii) above.

Inconsistent Activities

      The Company has agreed in the Plan of Reorganization that unless and until the Holding Company Merger has been consummated or the Plan of Reorganization has been terminated in accordance with its terms, neither the Company nor the Bank will (i) solicit or encourage any inquiries or proposals by any third person to acquire more than 1% of the Company Common Stock or any capital stock of the Bank or any significant portion of the Company's or the Bank's assets (whether by tender offer, merger, purchase of assets or otherwise), (ii) afford any third party which may be considering any such transaction access to its properties, books or records except as required by law, (iii) enter into any discussions, negotiations, agreement or understanding with respect to any such transaction or (iv) authorize or permit any of its directors, officers, employees or agents to do any of the foregoing. If the Company or the Bank becomes aware of any offer or proposed offer to acquire any of its shares or any significant portion of its assets or of any other matter which could adversely affect the Plan of Reorganization, the Holding Company Merger, or the Bank Consolidation, the Company and the Bank are required to give immediate notice thereof to Zions and to keep Zions informed of the matter.

Conduct of Business Pending the Reorganization

      The Plan of Reorganization contains covenants, representations and warranties by the Company and the Bank as to matters which are typical in transactions similar to the Reorganization.

      Prior to the Effective Date, the Company and the Bank have each agreed that neither will without Zions' prior written consent: (i) declare or pay cash dividends or property dividends with the exception of customary periodic cash dividends paid by the Company or the Bank in a manner consistent with past practice;(ii) declare or distribute any stock dividend, authorize any stock split, authorize, issue or make any distribution of its capital stock or other securities except for the issuance of Company Common Stock already subscribed for or upon exercise of existing stock options, or grant any options to acquire such securities; (iii) except as contemplated by the Plan of Reorganization, merge into, consolidate with or sell its assets to any other person, or enter into any other transaction or agree to effect any other transaction not in the ordinary course of its business or engage in any discussions concerning such a possible transaction; (iv) convert the charter or form of entity of the Bank to any other charter or form of entity; (v) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock; (vi) incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any agreement or engage in any transaction, except in the ordinary course of its business; (vii) subject any of its properties or assets to any lien, claim, charge, option or encumbrance, except in the ordinary course of its business; (viii) institute or agree to any increase in the compensation of any employee, except for ordinary increases in accordance with past practices not to exceed (when aggregated with all other such increases) 4.5% per annum of the aggregate payroll as of October 1, 1997;
(ix) create or modify any pension or profit-sharing plan, bonus, deferred compensation, death benefit or retirement plan, or the level of benefits under any such plan, or increase or decrease any severance or termination pay benefit or any other fringe benefit; (x) enter into any employment or personal services contract with any person or firm, except to directly facilitate the Reorganization; nor (xi) purchase any loans or loan-participation interests from, or participate in any loan originated by, any person other than the Company or the Bank.

     The Company and the Bank have also agreed to carry on their businesses and manage their assets and property diligently in the same manner as they have previously done and to use their best efforts to preserve their business organization. Pending completion of the Reorganization or termination of the Plan of Reorganization, the Company and the Bank have agreed to provide Zions with certain information and reports and access to other information.

Conditions to the Reorganization

      The obligations of the Company, the Bank, Zions, Val Cor and Bank Colorado to consummate the Reorganization are subject to, among other things, the satisfaction of the following conditions: (i) the parties shall have received all orders, consents and approvals from all requisite governmental authorities for the completion of the Reorganization; (ii) certain litigation, as specified in the Plan of Reorganization, shall not have been instituted or threatened;
(iii) Zions shall have determined to its satisfaction that the Reorganization contemplated by the Plan of Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with APB Opinion No. 16; (iv) the registration statement to be filed by Zions pursuant to the Securities Act in connection with the registration of the shares of Zions Common Stock to be used as consideration in connection with the Reorganization shall have become effective under the Securities Act, and Zions shall have received all required state securities laws permits and other required authorizations or confirmations of the availability of exemption from registration requirements necessary to issue Zions Common Stock in the Reorganization, and neither the registration statement nor any such required permit, authorization or confirmation shall be subject to a stop-order or threatened stop-order by the SEC or any state securities authority; and (v) there shall be no adverse legislation or government regulation which would make the transaction contemplated impossible.

      The obligations of Zions, Val Cor and Bank Colorado to consummate the Reorganization are subject to satisfaction or waiver of certain additional conditions, including: (i) the shareholders of the Company and the Bank shall have authorized the Holding Company Merger and Bank Consolidation, respectively;
(ii) all representations and warranties made by the Company and the Bank in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and the Company and the Bank shall have performed all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (iii) McKenna & Cuneo, L.L.P., legal counsel to the Company, shall have rendered a legal opinion to Zions in form and substance as set forth in the Plan of Reorganization; (iv) Zions shall have received a favorable opinion from litigation counsel for the Company and the Bank substantially in form and substance as set forth in the Plan of Reorganization; (v) the Company shall have delivered to Zions all regulatory authorizations entitling the Bank to operate its branches; (vi) during the period from September 30, 1997 to the Effective Date, there shall have been no material adverse change in the financial position or results of operations of the Company or the Bank nor shall the Company or the Bank have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; (vii) on and as of the Effective Date the consolidated net worth of the Company as determined in accordance with generally accepted accounting principles shall not be less than the sum of (a) $4,499,551, and (b) the aggregate contributions to capital caused by the payments accompanying the exercise of any stock options on or after September 30, 1997; (viii) on and as of the Effective Date, the aggregate reserve for loan losses of the Bank as determined in accordance with generally accepted accounting principles shall not be less than $587,397; (ix) the CRA rating of the Bank shall be no lower than "satisfactory"; (x) Mr. Jackson shall have entered into an employment agreement with Consolidated Association in the form set forth in the Plan of Reorganization; (xi) Duane, Morris & Heckscher LLP, legal counsel to Zions, shall have rendered a legal opinion to Zions that the reorganization contemplated by the Plan of Reorganization shall be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986; (xii) at each of the time of the effectiveness of the Registration Statement, but prior to the mailing of the proxy materials, and the Effective Date, Zions shall have received a comfort letter from the chief financial officer of the Company, in form and substance acceptable to Zions, covering matters pertaining to the Company's and the Bank's latest available financial statements and to the financial data and statistical data included in the Registration Statement; (xiii) the holders of all of the outstanding shares of Company Common Stock shall have executed and delivered to Zions such documents, in form and substance satisfactory to Zions, waiving all preemptive rights granted to them under the Company's articles of incorporation and the Colorado Revised Statutes to be offered, to subscribe to, or to acquire any equity interest or right to an equity interest in the Company, now or hereafter authorized; (xiv) Bank Colorado shall have received an executed consent from the landlord of the Bank's head office facility to the assignment and assumption by the Bank of the lease of such facility, in form and substance acceptable to Bank Colorado; and (xv) NationsBank, N.A. shall have delivered to the Company and the Bank, in form and substance reasonably acceptable to Zions, its written consent to the transactions contemplated by the Plan of Reorganization, the assumption or discharge by Val Cor of the loan that is the subject of that certain loan agreement dated as of April 15, 1997, between NationsBank, N.A., the Company, and the Bank, and the release of the shares of the stock of the Bank which secure such loan.

      The obligations of the Company and the Bank to consummate the Reorganization are subject to the satisfaction or waiver of certain additional conditions, including: (i) the shareholders of Bank Colorado shall have authorized the Bank Consolidation; (ii) all representations and warranties made by Zions, Val Cor and Bank Colorado in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and Zions, Val Cor and Bank Colorado shall have performed all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (iii) receipt of a legal opinion of Duane, Morris & Heckscher LLP, legal counsel to Zions, in form and substance as set forth in the Plan of Reorganization; (iv) during the period from September 30, 1997 to the Effective Date, there shall not have been any material adverse change in the financial position or results of operations of Zions nor shall Zions have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; (v) Zions Common Stock shall be quoted on NASDAQ or shall be listed on a national securities exchange; and (vi) receipt of a legal opinion of McKenna & Cuneo, L.L.P., legal counsel to the Company, that the reorganization contemplated by the Plan of Reorganization shall be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

Representations and Warranties

      The representations and warranties of Zions, Val Cor, Bank Colorado, the Company and the Bank contained in the Plan of Reorganization relate, among other things, to the organization and good standing of the parties; the capitalization of the parties; the authorization by the parties of the Plan of Reorganization and the absence of conflict with laws or other agreements; the accuracy and completeness of the financial statements and other information furnished to the other party; the absence of material adverse changes since September 30, 1997 with respect to Zions, the Company and the Bank; the absence of undisclosed liabilities; and compliance with laws. The Company has additionally warranted that there has been since September 30, 1997 no material deterioration in the quality of its consolidated loan portfolio and no material increase in the consolidated level of its nonperforming assets or non-accrual loans or in the level of its consolidated provision for credit losses or its consolidated reserve for possible credit losses. The Company has also warranted that its consolidated reserve for possible credit losses is adequate to absorb reasonably anticipated losses in the consolidated loan and lease portfolios of the Company in view of the size and character of such portfolios, current economic conditions, and other factors.

      Zions and the Company have additionally warranted that there are no facts known to them respectively which reasonably might materially adversely affect their respective business, assets, liabilities, financial condition, results of operations or prospects which have not been disclosed in their respective financial statements or a certificate delivered to the other party.

Amendment and Waiver

      Notwithstanding prior approval by the shareholders of the Company, the Plan of Reorganization may be amended in any respect by written agreement between the parties, except that after such shareholder approval no amendment may prejudice the economic interests of the shareholders of the Company unless shareholder approval of the amendment is procured. Zions or the Company may also, at any time prior to the Effective Date, waive any condition or term of the Plan of Reorganization provided that any such waiver must be in writing signed by the party entitled to the benefit thereof and will be permitted only if it will not have a materially adverse effect on the benefits intended under the Plan of Reorganization to its shareholders.

Authorized Termination and Damages for Breach

      The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders of the Company, as follows: (i) by mutual consent of the parties to the Plan of Reorganization; (ii) unilaterally, by Zions if any of the representations and warranties by the Company or the Bank was materially incorrect when made or in the event of a material breach or material failure by the Company or the Bank of any covenant or agreement of the Company or the Bank which has not been, or cannot be, cured within thirty days after written notice has been given; (iii) unilaterally, by the Company if any of the representations and warranties of Zions, Val Cor or Bank Colorado was materially incorrect when made or in the event of a material breach or material failure by Zions, Val Cor or Bank Colorado of any covenant or agreement of Zions, Val Cor or Bank Colorado contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iv) by either the Company or Zions if the Holding Company Merger has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the transactions contemplated by the Plan of Reorganization; or (v) by any party on or after July 31, 1998, if the Effective Date has not occurred on or before that date.

      If either party terminates the Plan of Reorganization because any of the representations and warranties of a party was materially incorrect when made, or because of a material breach or material failure by a party of a covenant or agreement made under the Plan of Reorganization, then such party whose representations and warranties were materially incorrect or who materially breached or failed to perform its covenant or agreement shall be liable to the other party or parties to the Plan of Reorganization not affiliated with it in the amount of the actual, reasonable out-of-pocket expenses, not to exceed $500,000. In addition, the Company shall be liable (and the Company and the Bank shall be jointly and severally liable in the event that the Bank or its board of directors shall have participated in the Trigger Event, as defined below) to Zions in the amount of $1 million if a Trigger Event should occur. The Plan of Reorganization defines "Trigger Event" as any of the following: (a) the respective board of directors of the Company or the Bank shall have authorized the execution of an agreement with any person other than Zions or an affiliate of Zions (a "Third Party") pursuant to which such Third Party will acquire, merge or consolidate with, or acquire all or substantially all of the assets of, the Company or the Bank, or engage in a substantially similar transaction; (b) the respective board of directors of the Company or the Bank shall have supported an offer or proposal by any Third Party to acquire, merge or consolidate with the Company or the Bank, or acquire all or substantially all of the assets of the Company or the Bank (or to engage in a substantially similar transaction); (c) unless such recommendation is required, in the reasonable opinion of independent corporate counsel to the Company, for the board of directors of the Company to discharge its fiduciary duties, the respective board of directors of the Company or the Bank shall have recommended to the shareholders of the Company that they not approve this Agreement; or (d) the shareholders of the Company, at the meeting of shareholders called to vote on this Agreement, fail to approve this Agreement by the vote required by applicable law and the articles of incorporation of the Company and, within six months thereafter, the respective board of directors of the Company or the Bank shall have either authorized the execution of an agreement with a Third Party pursuant to which such Third Party will acquire, merge or consolidate with, or acquire all or substantially all of the assets of, the Company or the Bank, or engage in a substantially similar transaction.

Restrictions on Resales by Company Affiliates

      The shares of Zions Common Stock issuable in the Reorganization have been registered under the Securities Act, and such shares will generally be freely tradable by Company shareholders who receive Zions shares as a result of the Reorganization. However, the registration does not cover resales by Company shareholders who may be deemed to control, be controlled by, or be under common control with the Company or Zions and who therefore may be deemed "affiliates" of the Company or Zions as that term is defined in Rule 144 under the Securities Act. Such affiliates are not permitted to sell their shares of Zions Common Stock acquired in the Reorganization except pursuant to (i) an effective registration statement under the Securities Act covering the shares to be sold;
(ii) the conditions contemplated by Rules 144 and 145 under the Securities Act; or (iii) another applicable exemption from the registration requirements of the Securities Act. Additionally, such Company affiliates will not be permitted to sell any shares of Company Common Stock or Zions Common Stock during the 30 day period preceding the Effective Date, nor will they be permitted to sell any shares of Zions Common Stock following the Effective Date until such time as financial results covering at least 30 days of post-Holding Company Merger combined operations shall have been published by Zions. Management of the Company will notify those persons who it believes may be such affiliates.

Expenses

      Each party to the Plan of Reorganization will pay its own expenses, including those of its own counsel, accountants, and tax advisors, incurred in connection with the Plan of Reorganization. The Company will pay the cost of printing and delivering this Proxy Statement/Prospectus and other material to the Company shareholders. The Company will pay the finder's fee referred to above under "Finder's Fee." Zions will pay the costs attributable to registering its stock issuable pursuant to this Proxy Statement/Prospectus under federal and state securities laws. Zions will also pay the cost of procuring the regulatory approvals, orders, and waivers described in the Plan of Reorganization.

Government Approvals

      Applications for approval (or requests for waiver of application requirements) of the Reorganization must be made to, and approvals and consents must be obtained from, appropriate federal, Utah, and Colorado regulators, including the Board of Governors, the Comptroller, the Commissioner, and the State Banking Board. Submissions have been made to each of these regulatory authorities. Federal law prohibits consummation of the Reorganization until thirty days after the approvals of the federal regulators have been obtained, except that this period may be shortened with the concurrence of the Attorney General of the United States. All regulatory approvals have been obtained.

Effective Date of the Reorganization

      It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of the Company, the Reorganization will become effective in the second quarter of 1998. However, as noted above, consummation of the Reorganization is subject to the satisfaction of a number of conditions, some of which cannot be waived. There can be no assurance that all conditions to the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective in the second quarter of 1998. In addition, as also noted above, Zions and the Company retain the power to abandon the Reorganization or to extend the time for performance of conditions or obligations necessary to its consummation, notwithstanding prior shareholder approval.

Accounting Treatment

      The Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with ABP Opinion No. 16. A condition to consummation of the Plan of Reorganization is that Zions shall have received a letter to the above effect from KPMG Peat Marwick, LLP, certified public accountants. This method of accounting views the Reorganization as a uniting of the separate ownership interests through an exchange of shares. As such, the pro forma financial information represents the combined historical financial data of Zions and the Company, subject only to certain adjustments described in the notes to the data presented.

Relationship Between Zions and the Company

      Neither Zions nor the Company is aware of any material relationship between Zions, its directors or officers or their affiliates, and the Company, its directors or executive officers or their affiliates, except as contemplated by the Plan of Reorganization or as described herein. On April 15, 1997, the Company and the Bank entered into a loan agreement with NationsBank, N.A. in the principal amount of $500,000. This loan is secured by shares of common stock of the Bank. It is possible that Zions or Val Cor will repay the loan prior to closing and thereby become the creditor of the Company and the Bank upon assumption of the loan.

Unaudited Pro Forma Combined Financial Information

      The following unaudited pro forma combined financial information reflects the application of the pooling of interests method of accounting. The following tables, which show comparative historical per common share data for Zions and the Company (separately and pro-forma combined) and equivalent pro-forma per share data for the Company, should be read in conjunction with the financial information included herein or incorporated herein by reference to other documents. The historical information presented for the Company is derived from unaudited financial information. The pro-forma data in the table, presented as of and for each of the years in the three year period ended December 31, 1997, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the periods or as of the dates for which the information in the table is presented.

                                        Historical                           Pro Forma
                                  -------------------             --------------------------------
                                                                  Zions and
                                                                  Company             Company
                                                                  Pro-Forma           Equivalent
Per Common Share                  Zions       Company             Combined(4)         Pro-Forma(5)
----------------                  -----       -------             -----------         ------------

NET INCOME(diluted)(1)

 For the years ended
 December 31, 1997                $ 1.89        $16.40               $ 1.90            $12.08
 December 31, 1996                  1.68         13.63                 1.69             10.75
 December 31, 1995                  1.37          9.16                 1.37              8.71

CASH DIVIDENDS(2)

 For the years ended
 December 31, 1997                $.4700        $   --               $.4700            $ 2.99
 December 31, 1996                 .4250            --                .4250              2.70
 December 31, 1995                 .3525            --                .3525              2.24


BOOK VALUE:(3)
 As of December 31, 1997          $10.25        $63.86               $10.24            $65.12
 As of December 31, 1996            8.72         46.19                 8.73             55.51
 As of December 31, 1995            7.46         32.91                 7.47             47.50

----------
(1) Net income per share is based on weighted average common and common equivalent shares outstanding.
(2) Pro forma cash dividends per share represent historical cash dividends of Zions.
(3) Book value per common share is based on total period-end shareholders' equity.
(4) Pro forma combined net income per share represents historical net income of Zions and the Company computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the transaction. Pro forma combined book value per share represents historical total shareholders' equity of Zions and the Company computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the transaction.
(5) Pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by an assumed exchange ratio of 6.359 shares of Zions Common Stock for each share of Company Common Stock.


                          SUPERVISION AND REGULATION

      The information contained in this section summarizes portions of the applicable laws and regulations relating to the supervision and regulation of Zions and its subsidiaries. These summaries do not purport to be complete, and they are qualified in their entirety by reference to the particular statutes and regulations described.

Zions

      Zions is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Board of Governors. Under the current terms of that Act, Zions' activities, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Board of Governors determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Board of Governors is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

      Bank holding companies, such as Zions, are required to obtain prior approval of the Board of Governors to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. Pursuant to the Riegle-Neal Interstate Branching and Efficiency Act of 1994, as amended ("Riegle-Neal Act"), subject to approval by the Board of Governors, bank holding companies are authorized to acquire either control of, or substantial assets of, a bank located outside the bank holding company's home state. These acquisitions are subject to limitations, the most significant of which include adequate capitalization and management of the acquiring bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, existence of state laws that condition acquisitions on institutions making assets available to a "state-sponsored housing entity," and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. The Riegle-Neal Act reaffirms the right of states to segregate and tax separately incorporated subsidiaries of a bank or bank holding company. The Riegle-Neal Act also affects interstate branching and mergers. See "Interstate Banking" below.

      The Board of Governors is authorized to adopt regulations affecting various aspects of bank holding companies. Pursuant to the general supervisory authority of the Bank Holding Company Act and directives set forth in the International Lending Supervision Act of 1983, the Board of Governors has adopted capital adequacy guidelines prescribing both risk-based capital and leverage ratios.

Regulatory Capital Requirements

      Risk-Based Capital Guidelines. The Board of Governors has established risk-based capital guidelines for bank holding companies. The guidelines define Tier 1 Capital and Total Capital. Tier 1 Capital consists of common and qualifying preferred shareholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% (and in some cases up to 100%) of investment in unconsolidated subsidiaries. Total Capital consists of Tier 1 Capital plus qualifying mandatory convertible debt, perpetual debt, certain hybrid capital instruments, certain preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt up to specified limits, and a portion of the allowance for credit losses, less investments in unconsolidated subsidiaries and in other designated subsidiaries or other associated companies at the discretion of the Board of Governors, certain intangible assets, a portion of limited-life capital instruments approaching maturity and reciprocal holdings of banking organizations' capital instruments. The Tier 1 component must constitute at least 50% of qualifying Total Capital.

      Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-balance sheet and off-balance sheet exposures. The risk-based capital framework contains four risk weight categories for bank holding company assets--0%, 20%, 50% and 100%. Zero percent risk-weighted assets include, generally, cash and balances due from federal reserve banks and obligations unconditionally guaranteed by the U.S. government or its agencies. Twenty percent risk-weighted assets include, generally, claims on U.S. banks and obligations guaranteed by U.S. government sponsored agencies as well as general obligations of states or other political subdivisions of the United States. Fifty percent risk-weighted assets include, generally, loans fully secured by first liens on one-to-four family residential properties, subject to certain conditions. All assets not included in the foregoing categories are assigned to the 100% risk-weighted category, including loans to commercial and other borrowers. As of year-end 1992, the minimum required ratio for qualifying Total Capital became 8%, of which at least 4% must consist of Tier 1 Capital. At December 31, 1997, Zions' Tier 1 and Total Capital ratios were 11.74% and 13.75%, respectively.

      The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include
(i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and (vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization--risk of loss stemming from movements in market prices-- is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10 percent or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, Zions does not calculate a risk-based capital charge for its market risk.

       The following table presents Zions' regulatory capital position at December 31, 1997 under the risk-based capital guidelines.

                              Risk-Based Capital
                            (Dollars in thousands)
                                                                   Percent
                                                                   of Risk-
                                                                   Adjusted
                                                 Amount             Assets
                                                 ------             ------

Tier 1 Capital.............................     $  660,446           11.74%
Minimum Requirement........................        224,975            4.00
                                                ----------         -------
  Excess...................................     $  435,471            7.74%
                                                ==========         =======

Total Capital..............................     $  773,245           13.75%
Minimum Requirement........................        449,950            8.00
                                                ----------         -------
  Excess...................................     $  323,295            5.75%
                                                ==========         =======

Risk-Adjusted Assets,
  net of goodwill, excess deferred
  tax assets and excess allowance..........     $5,624,373          100.00%
                                                ==========         =======


Minimum Leverage Ratio. The Board of Governors has adopted capital standards and leverage capital guidelines that include a minimum leverage ratio of 3% Tier 1 Capital to total assets (the "leverage ratio"). The leverage ratio is used in tandem with a risk-based ratio of 8% that took effect at the end of 1992. At December 31, 1997, Zions' leverage ratio was 6.75%.

      The Board of Governors has emphasized that the leverage ratio constitutes a minimum requirement for well-run banking organizations having well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings, and a composite rating of 1 under the Interagency Bank Rating System. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not exhibit the characteristics of a strong, well-run banking organization described above, will be required to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Board of Governors has indicated that it will consider a "tangible Tier I Capital Leverage Ratio" (deducting all intangibles) and other indices of capital strength in evaluating proposals for expansion or new activities.

      The following table presents Zions' leverage ratio at December 31, 1997. A leverage ratio of 3% will be the minimum required for the most highly rated banking organizations, and according to the Board of Governors, other banking organizations would be expected to maintain capital at higher levels.

                                                     (Dollars in thousands)
                                                                     Percent
                                                                   of Average
                                                                   Assets, Net
                                                  Amount           of Goodwill
                                                  ------           -----------

Tier 1 Capital.............................     $  660,446             6.75%
Minimum Requirement........................        293,537             3.00
                                                ----------         --------

Excess.....................................     $  366,909             3.75%
                                                ==========         =========

Average Assets, net of goodwill and
  deferred tax assets......................     $9,784,570           100.00%
                                                ==========         =========

      Other Issues and Developments Relating to Regulatory Capital. Pursuant to such authority and directives set forth in the International Lending Supervision Act of 1983, the Comptroller, the FDIC and the Board of Governors have issued regulations establishing the capital requirements for banks under federal law. The regulations, which apply to Zions' banking subsidiaries, establish minimum risk-based and leverage ratios which are substantially similar to those applicable to Zions.

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking regulators to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements and imposes certain restrictions upon banks which meet minimum capital requirements but are not "well capitalized" for purposes of FDICIA. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Implementing regulations adopted by the federal banking agencies define the capital categories for banks which will determine the necessity for prompt corrective action by the federal banking agencies. A bank may be placed in a capitalization category that is lower than is indicated by its capital position if it receives an unsatisfactory examination rating with respect to certain matters, except that it may not be categorized as critically undercapitalized unless actually indicated by its capital position.

      Failure to meet capital guidelines could subject a bank to a variety of restrictions and enforcement remedies. All insured banks are generally prohibited from making any capital distributions and from paying management fees to persons having control of the bank where such payments would cause the bank to be undercapitalized. Holding companies of critically undercapitalized, significantly undercapitalized and certain undercapitalized banks are required to obtain the approval of the Board of Governors before paying capital distributions to their shareholders. Moreover, a bank that is not well capitalized is generally subject to various restrictions on "pass through" insurance coverage for certain of its accounts and is generally prohibited from accepting brokered deposits and offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited). Such banks and their holding companies are also required to obtain regulatory approval prior to their retention of senior executive officers.

      Banks which are classified undercapitalized, significantly undercapitalized or critically undercapitalized are required to submit capital restoration plans satisfactory to their federal banking regulator and guaranteed within stated limits by companies having control of such banks (i.e., to the extent of the lesser of five percent of the institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with its capital restoration plan, until the institution is adequately capitalized on average during each of four consecutive calendar quarters), and are subject to regulatory monitoring and various restrictions on their operations and activities, including those upon asset growth, acquisitions, branching and entry into new lines of business and may be required to divest themselves of or liquidate subsidiaries under certain circumstances. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate nondepository affiliates under certain circumstances. Critically undercapitalized institutions are also prohibited from making payments of principal and interest on debt subordinated to the claims of general creditors as well as to the mandatory appointment of a conservator or receiver within 90 days of becoming critically undercapitalized unless periodic determinations are made by the appropriate federal banking agency, with the concurrence of the FDIC, that forbearance from such action would better protect the affected deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal banking agency with the concurrence of the FDIC, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

Other Regulatory and Supervisory Issues

      Pursuant to FDICIA, the federal banking agencies have adopted regulations or guidelines prescribing standards for safety and soundness of insured banks and in some instances their holding companies, including standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings, as well as other operational and managerial standards deemed appropriate by the agencies. Upon a determination by a federal banking agency that an insured bank has failed to satisfy any such standard, the bank will be required to file an acceptable plan to correct the deficiency. If the bank fails to submit or implement an acceptable plan, the federal banking agency may, and in some instances must, issue an order requiring the institution to correct the deficiency, restrict its asset growth or increase its ratio of tangible equity to assets, or impose other operating restrictions.

      FDICIA also contains provisions which, among other things, restrict investments and activities as principal by state nonmember banks to those for which national banks are eligible, impose limitations on deposit account balance determinations for the purpose of the calculation of interest, and require the federal banking regulators to prescribe, implement or modify standards for extensions of credit secured by liens on interests in real estate or made for the purpose of financing construction of a building or other improvements to real estate, loans to bank insiders, regulatory accounting and reports, internal control reports, independent audits, exposure on interbank liabilities, contractual arrangements under which institutions receive goods, products or services, deposit account-related disclosures and advertising as well as to impose restrictions on federal reserve discount window advances for certain institutions and to require that insured depository institutions generally be examined on-site by federal or state personnel at least once every 12 months.

      In connection with an institutional failure or FDIC rescue of a financial institution, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") grants to the FDIC the right, in many situations, to charge its actual or anticipated losses against commonly controlled depository institution affiliates of the failed or rescued institution (although not against a bank holding company itself).

      The nature of the banking and financial services industry, as well as banking regulation, may be further affected by various legislative and regulatory measures currently under consideration. The most important of such measures include legislation designed to permit increased affiliations between commercial and financial firms (including securities firms) and federally-insured banks, reduce regulatory burdens on financial institutions and eliminate or revise the features of the specialized savings association charter. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what the effect of their adoption will be on Zions or its subsidiaries.

Deposit Insurance and Other Assessments

      Insured banks (including the bank subsidiaries of Zions) are required to make quarterly deposit insurance assessment payments to the Bank Insurance Fund (the "BIF"), and most savings associations to the Savings Association Insurance Fund (the "SAIF"), under a risk-based assessment system established by the FDIC. (In addition, certain banks must also pay deposit insurance assessments to the SAIF and certain savings associations, to the BIF alone or to both funds.) Under this system, each institution's insurance assessment rate is determined by the risk assessment classification into which it has been placed by the FDIC. The FDIC places each insured institution in one of nine risk assessment classifications based upon its level of capital and supervisory evaluations by its regulators: "well capitalized," "adequately capitalized" or "less than adequately capitalized" institutions, with each category of institution divided into subcategories of institutions which are either "healthy," of "supervisory concern" or of "substantial supervisory concern." Those institutions deemed weakest by the FDIC are subject to the highest assessment rates; those deemed strongest are subject to the lowest assessment rates. The FDIC establishes semi-annual assessment rates with the objective of enabling the affected insurance fund to achieve or maintain a statutorily-mandated target reserve ratio of 1.25% of insured deposits. In establishing assessment rates, the FDIC Board of Directors is required to consider (i) expected operating expenses, case resolution expenditures and income of the FDIC; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it.

      Until June 30, 1998, both BIF- and SAIF-assessable deposits will be subject to an assessment schedule providing for an assessment range of 0% to
 .27% (with intermediate rates of .03%, .10%, .17% and .24%, depending upon an institution's supervisory risk group). Both BIF and SAIF assessment rates are subject to semi-annual adjustment by the FDIC Board of Directors within a range of up to five basis points without public comment. The FDIC Board of Directors also possesses authority to impose special assessments from time to time.

      In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessment payments to the FDIC on both their BIF and SAIF assessable deposits which will be paid to the Financing Corporation, established by the Federal Housing Finance Board pursuant to FIRREA, to enable it to pay interest and certain other expenses on bonds which it issued to facilitate the resolution of failed savings associations. Pursuant to the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC Board of Directors, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Additionally, the Financing Corporation is required to assess BIF-assessable deposits at a rate one-fifth the rate applicable to SAIF-assessable deposits until the first to occur of the merger of the BIF and SAIF funds or January 1, 2000. Assessment rates for the first semi-annual period of 1998 have been set at 1.256 basis points annually for the first quarter and 1.211 basis points for the second quarter for BIF-assessable deposits and 6.28 and 6.22 basis points annually, respectively, for SAIF-assessable deposits.

Interstate Banking

      Existing laws and various regulatory developments have allowed financial institutions to conduct significant activities on an interstate basis for a number of years. During recent years, a number of financial institutions have expanded their out-of-state activities and various states and the Congress have enacted legislation intended to allow certain interstate banking combinations.

      The Riegle-Neal Act dramatically affects interstate banking activities. As discussed previously, the Riegle-Neal Act allows the Board of Governors to approve the acquisition by a bank holding company of control or substantial assets of a bank located outside the bank holding company's home state. Since June 1, 1997, and earlier where permitted by applicable state law, an insured bank has been authorized to apply to the appropriate federal agency for permission to merge with an out-of-state bank and convert the branch offices of the out-of-state bank to those of its own or, alternatively, convert its branch offices to those of the out-of-state bank, unless its home state or the home state of the out-of-state bank had adopted qualifying legislation barring this form of interstate expansion by June 1, 1997.

      Interstate mergers authorized by the Riegle-Neal Act are subject to conditions and requirements, the most significant of which include adequate capitalization and management of the acquiring bank or bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States and not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. Additional requirements placed on mergers include conformity with state law branching requirements and compliance with "host state" merger filing requirements to the extent that those requirements do not discriminate against out-of-state banks or out-of-state bank holding companies.

      The Riegle-Neal Act also permits banks to establish and operate a "de novo branch" in any state that expressly permits all out-of-state banks to establish de novo branches in such state, if the law applies equally to all banks. (A "de novo branch" is a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger, or consolidation.) Utilization of this authority is conditioned upon satisfaction of most of the conditions applicable to interstate mergers under the Riegle-Neal Act, including adequate capitalization and management of the branching institution, satisfaction with certain filing and notice requirements imposed under state law and receipt of federal regulatory approvals.

      Pursuant to FIRREA, bank holding companies may acquire savings associations (including savings and loan associations and federal savings banks) without geographic restriction under the Bank Holding Company Act.

      Bank holding companies whose home state is Utah are authorized to acquire control of depository institutions and depository institution holding companies located in other states. Colorado law authorizes an out-of-state bank holding company, with the prior approval of the Division, to acquire a Colorado bank holding company whose operations are principally conducted within the state irrespective of the number of years the depository institution subsidiaries of the Colorado bank holding company have been in operation provided that at the time of acquisition the out-of-state bank holding company will not control more than 25 percent of the aggregate deposits made in federally-insured banks, savings and loan associations, federal savings banks, industrial banks, bank holding companies, thrift holding companies and industrial bank holding companies located in the state and certain other requirements are satisfied.

                                MONETARY POLICY

      The earnings of Zions and the Company are directly affected by the monetary and fiscal policies of the federal government and governmental agencies. The Board of Governors has broad powers to expand and constrict the supply of money and credit and to regulate the reserves which its member banks must maintain based on deposits. These broad powers are used to influence the growth of bank loans, investments and deposits, and may affect the interest rates which will prevail in the market for loans and investments and deposits. Governmental and Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. The future impact of such policies and practices on the growth or profitability of Zions and the Company cannot be predicted.

                 INFORMATION CONCERNING ZIONS BANCORPORATION

Selected Financial Data

      The following unaudited table of selected financial data should be read in conjunction with the related notes included herein and Zions' consolidated financial statements and the related notes thereto incorporated by reference herein. The per share information presented reflects Zions' May 9, 1997 stock split. See "Zions Documents Incorporated by Reference."

ZIONS BANCORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except per share and ratio data)

                                                                              As of, and for the
                                                                            Year Ended December 31,
                                                         ------------------------------------------------------------
                                                         1997         1996          1995           1994          1993
                                                         ----         ----          ----           ----          ----
EARNINGS SUMMARY
Taxable-equivalent net interest income               $   358,676   $   296,372   $   238,880   $   203,313   $   178,636
Net interest income                                      351,799       289,166       233,547       198,606       174,657
Noninterest income                                       143,167       114,270        88,811        73,202        79,880
Provision for loan losses                                  6,175         4,640         3,000         2,181         2,993
Noninterest expenses (1)                                 301,218       235,272       195,186       174,900       167,750
Income taxes                                              65,211        56,101        41,787        30,900        27,248
Income before cumulative effect of changes
     in accounting principles                            122,362       107,423        82,385        63,827        56,546
Cumulative effect of changes in
     accounting principles (2)                                 -             -             -             -         1,659
Net income                                               122,362       107,423        82,385        63,827        58,205

COMMON STOCK DATA Earnings per common share:
Income before cumulative effect of
     changes in accounting principles - diluted      $      1.89   $      1.68   $      1.37   $      1.09   $       .99
Net income - basic                                          1.92          1.70          1.39          1.11          1.03
Net income - diluted                                        1.89          1.68          1.37          1.09          1.02
Dividends declared per share                               .4700         .4250         .3525         .2900         .2450
Dividend payout ratio (%)                                  23.20%        23.27%        24.95%        27.06%        21.81%
Book value per share at year end                           10.25          8.72          7.46          6.28          5.50
Market to book value at year end (%)                      442.73%       298.17%       268.90%       142.83%       168.18%
Average common shares outstanding                     63,868,000    63,194,000    59,435,000    57,754,000    56,636,000
Weighted average common and common
     equivalent shares outstanding during the year    64,629,000    63,787,000    60,013,000    58,404,000    57,120,000
Common shares outstanding at year end                 63,962,100    63,468,480    62,773,280    58,238,208    56,805,468

AVERAGE BALANCE SHEET DATA
Money market investments                            $   1,490,77   $   923,670   $   945,842   $   869,709   $   788,694
Securities                                             2,575,295     1,977,875     1,665,500     1,545,704     1,209,165
Loan and leases, net                                   4,341,674     3,432,347     2,662,753     2,574,995     2,222,182
Total interest-earning assets                          8,407,741     6,333,892     5,274,095     4,990,408     4,220,041
Total assets                                           9,214,155     6,914,213     5,779,025     5,456,613     4,643,918
Interest-bearing deposits                              4,410,491     3,653,420     3,095,714     2,744,976     2,449,275
Total deposits                                         5,783,370     4,731,889     3,963,702     3,583,094     3,178,926
FHLB advances and other borrowings over one year         136,381        87,700        96,305       118,607       111,974
Long-term debt                                           257,779        55,187        57,506        59,493        75,623
Total interest-bearing liabilities                     7,067,324     5,208,318     4,397,582     4,197,865     3,556,746
Shareholders' equity                                     615,535       512,739       407,498       339,181       286,331

YEAR END BALANCE SHEET DATA
Money market investments                             $   814,088   $   613,429   $   687,251   $   403,446   $   597,680
Securities                                             2,712,094     1,983,643     1,694,669     1,663,433     1,258,939
Loans and leases, net                                  4,871,650     3,837,149     3,068,057     2,391,278     2,486,346
Allowance for loan losses                                 80,481        76,803        73,437        67,018        68,461
Total assets                                           9,521,770     7,116,413     6,095,515     4,934,095     4,801,054
Total deposits                                         6,854,462     5,119,692     4,511,184     3,705,976     3,432,289
FHLB advances and other borrowings over one year         210,681        81,875        95,817       101,571       152,109
Long-term debt                                           258,566       251,620        56,229        58,182        59,587
Shareholders' equity                                     655,460       554,610       469,678       365,770       312,592

                                                                              As of, and for the
                                                                            Year Ended December 31,
                                                          -----------------------------------------------------------
                                                          1997         1996         1995          1994           1993
                                                          ----         ----         ----          ----           ----
Nonperforming assets:
     Nonaccrual loans                                $    11,907   $    12,704   $    10,875   $    13,635   $    23,364
     Restructured loans                                      691           857           249           567         4,006
     Other real estate owned and other
          nonperforming assets                             3,371           138         1,609         4,741         3,267
     Total nonperforming assets                           15,969        13,699        12,733        18,943        30,637
Accruing loans past due 90 days or more                    9,944         3,563         5,309         3,041        10,821

SELECTED RATIOS
Net interest margin (3)                                     4.27%         4.68%         4.53%         4.07%         4.23%
Return on average assets                                    1.33%         1.55%         1.43%         1.17%         1.25%
Return on average common equity                            19.88%        20.95%        20.22%        18.82%        20.33%
Ratio of average common equity to average assets            6.68%         7.42%         7.05%         6.22%         6.17%
Tier I risk-based capital - year end                       11.74%        14.16%        11.33%        11.81%        10.85%
Total risk-based capital - year end                        13.75%        17.52%        14.03%        14.96%        14.12%
Leverage ratio - year end                                   6.75%         8.70%         6.33%         6.24%         5.44%
Ratio of nonperforming assets to total
     assets - year end                                       .17%          .19%          .21%          .38%          .64%
Ratio of nonperforming assets to net loans and
     leases and other real estate owned and
     other nonperforming assets at year end                  .33%          .36%          .41%          .79%         1.23%
Ratio of net charge-offs (recoveries) to average
     loans and leases                                        .19%          .11%          .10%          .19%         (.23)%
Ratio of allowance for loan losses to net loans
     and leases outstanding at year end                     1.65%         2.00%         2.39%         2.80%         2.75%
Ratio of allowance for loan losses to
     nonperforming loans at year end                      638.84%       566.35%       660.17%       471.89%       250.13%

(1) Noninterest expenses for the year ended December 31, 1993 included a one-time expense of $6,022,000 in the first quarter of 1993, related to the early extinguishment of debt which was necessitated by the decision in March 1993 to notify holders of floating rate notes totaling $37,450,000 and industrial revenue bonds totaling $4,720,000 that the debt would be redeemed during the second quarter of 1993. The expense consisted of marking to market an interest rate exchange agreement entered into several years earlier in conjunction with the issuance of the floating rate notes and writing off deferred costs associated with the notes and bonds. Early redemption of the bonds and notes in the second quarter of 1993 allowed Zions Bancorporation to avail itself of lower cost funding.

(2) Cumulative effect of changes in accounting principles for the year ended December 31, 1993 resulted from the cumulative effect of changes in accounting principles in the first quarter of 1993, arising from the adoption as of January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes." The election of immediate recognition of the cumulative effect (transition obligation) of such change in accounting method for postretirement benefit other than pensions of SFAS No. 106 decreased pretax and after-tax net income by $5,760,000 and $3,631,000, respectively. In addition to the $2,129,000 deferred tax benefit resulting from the adoption of SFAS No. 106 the election to apply SFAS No. 109 prospectively and not restate prior years resulted in net deferred tax benefits of $5,290,000 for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(3) Net interest margin represents net interest income on a taxable-equivalent basis as a percentage of average earning assets.

Stock Prices and Dividends on Zions Common Stock

      Zions Common Stock is traded in the over-the-counter market under the symbol "ZION" and is listed in the NASDAQ-NMS. The following table has been adjusted to reflect Zions' May 9, 1997 stock split and sets forth the high and low daily sales prices for Zions Common Stock for the periods indicated, in each case as reported by NASDAQ, and the cash dividends per share declared on Zions Common Stock for such periods.

                                                                   Cash
                                                                   Dividends
                                             High         Low      Declared
                                             ----         ---      --------

1996
First Quarter............................  $ 19.81    $ 16.69       $ .1025
Second Quarter ..........................    19.75      17.00         .1025
Third Quarter............................    22.44      18.00         .11
Fourth Quarter...........................    26.00      21.69         .11
                                                                    -----
                                                                    $ .425
                                                                    ======

1997
First Quarter............................  $ 33.25    $ 25.69       $ .11
Second Quarter...........................    37.63      28.38         .12
Third Quarter............................    41.13      34.69         .12
Fourth Quarter ..........................    46.00      37.63         .12
                                                                    -----
                                                                    $ .47
                                                                    =====

1998
First Quarter............................  $ 55.69    $ 39.56       $ .12
Second Quarter (through April 27, 1998)..    53.13      48.06          --


      On December 19, 1997, the last NASDAQ-NMS trading day prior to the public announcement of the Reorganization, the closing sale price for the Zions Common Stock was $43.00. On April 27, 1998, the last trading date before this Proxy Statement/Prospectus was sent to the printers, the closing sale price for the Zions Common Stock was $48.0625. On April 27, 1998, there were 69,138,844 shares of Zions Common Stock outstanding, held by approximately 5,438 shareholders of record.

      While Zions is not obligated to pay cash dividends, Zions' Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

Principal Holders of Zions Common Stock

      The following table sets forth as of February 27, 1998, the record and beneficial ownership of Zions Common Stock by the principal common shareholders of Zions.

                                                            No. of       % of
Name and Address                    Type of Ownership       Shares       Class
----------------                    -----------------       ------       -----

Roy W. Simmons                      Record and Beneficial   2,279,815    3.30%
      One South Main                Beneficial(1)           1,991,376    2.88%
                                                            ---------    ----
      Salt Lake City, Utah  84111                           4,271,191    6.18%

Zions First National Bank           Record(2)               4,581,741    6.60%
      One South Main
      Salt Lake City, Utah  84111

----------
(1) Represents Roy W. Simmons' ownership interest in 1,991,376 shares held by a company in which Mr. Simmons serves as a director.

(2) These shares are owned of record as of February 27, 1998, by Zions First National Bank, a subsidiary of Zions, in its capacity as fiduciary for various trust and advisory accounts. Of the shares shown, Zions First National Bank has sole voting power with respect to a total of 3,296,197 shares (4.7% of the class) it holds as trustee for the Zions Bancorporation Employee Stock Savings Plan, the Zions Bancorporation Employee Investment Savings Plan, and the Zions Bancorporation Profit Sharing Plan. Zions First National Bank also acts as trustee for the Zions Bancorporation Dividend Reinvestment Plan, which holds 1,007,804 shares (1.4% of the class) and the Zions Bancorporation PAYSOP Plan, which holds 277,740 shares (.4% of the class) as to which Zions First National Bank does not have or share voting power.

      Set forth below is the beneficial ownership, as of February 27, 1998, of Zions' common stock by each of Zions' directors, and all directors and officers as a group.

                                      No. of Shares                % of
Directors                           Beneficially Owned             Class
---------                           ------------------             -----

Jerry C. Atkin                             9,800                   * (1)

Grant R. Caldwell                          7,000                   * (1)

R.D. Cash(3)                              27,000                   * (1)

Richard H. Madsen                        197,622                   * (1)

Roger B. Porter(3)                         3,000                   * (1)

Robert G. Sarver(3)                      818,124                   1.18

Harris H. Simmons                      2,498,662(2)                3.62

L. E. Simmons(3)                       2,296,229(2)                3.33

Roy W. Simmons(3)                      4,271,191(2)                6.19

I. J. Wagner(3)                          285,000(2)                * (1)

All directors and officers
  as a group (31 persons)              7,945,288                  11.44

----------
(1)   Immaterial percentage of ownership.

(2) Totals include 1,991,376 shares attributed to each individual through serving as a director in a company holding such shares in Zions. Of such 1,991,376 shares attributed to Harris H. Simmons, Mr. Simmons holds an option to acquire 186,792 shares, all of which are vested and presently exercisable.

(3) These individuals also own phantom stock through the Company's Deferred Compensation Plan for Directors which are not included in the above totals. The amount of phantom stock held as of December 31, 1997 was as follows: Mr. Cash, 24,134 shares; Mr. Porter, 8,313 shares; Mr. Sarver, 3,545 shares; Mr. L.E. Simmons, 5,193 shares; Mr. Roy Simmons, 20,137 shares; and Mr. Wagner, 2,891 shares.

Zions Documents Incorporated By Reference

      The following documents previously filed by Zions with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus:

      1. Zions' Annual Report on Form 10-K for the year ended December 31, 1997 ("Zions Form 10-K");

      2. Zions' Current Reports on Form 8-K filed by Zions on February 6, 1998 and April 15, 1998;

      3. The description of Zions Common Stock which is contained in Zions' registration statement on Form 10, and any amendment or report filed for the purpose of updating such description.

      4. The description of the Zions' Rights Plan contained in Zions' registration statement on Form 8-A Registration Statement dated October 10, 1996, and any amendment or report filed for the purpose of updating such description.

      The Company shareholders who wish to obtain copies of any Zions document incorporated by reference herein may do so by following the instructions under the section titled "Available Information" in the initial pages of this Proxy Statement/Prospectus.

      All documents filed by Zions with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Effective Date shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                INFORMATION CONCERNING THE COMPANY AND THE BANK

General

      The Company was formed in 1994 and registered as a bank holding company in that year under the Bank Holding Company Act. It immediately acquired 100% ownership of the Bank and has operated as a one-bank holding company since that time. Late in 1997 a new subsidiary was formed, SBT Mortgage, LLC with the Company owning 50% and the other 50% being owned by an unaffiliated outside party. The Company at this time has no investments other than its 100% ownership of the Bank, in addition to its 50% interest in SBT Mortgage. The Company is owned by approximately 20 individuals, the majority of whom are in the Colorado Springs area.

The Bank

      State Bank and Trust of Colorado Springs was organized as a Federal Reserve member, state chartered commercial bank in November 1984. Its original focus was to serve the retail and consumer needs of the downtown Colorado Springs market with a secondary focus on providing for the banking needs of the commercial or business market place. In April of 1988, new management and ownership became involved, bringing new capital and a new philosophy. Citizens National Bank, a small commercial bank located one block from the Bank, was closed by the FDIC at or about that time and its deposits and consumer loans were purchased by the Bank. This transaction created a commercial bank of approximately $22 million in total assets. The philosophy of the Bank then changed, fairly dramatically, to one of a wholesale or commercial bank, concentrating primarily on small businesses. That market has proven to be successful for the Bank with growth of approximately 21% annually in total assets over the last five years, leading to a year-end total asset figure of approximately $87 million for 1997. Profitability has also been strong with average return on assets from the last five years, being approximately 1.8% and return on equity in excess of 30%.

      While the Bank continues to concentrate primarily on its small business market, it has begun to expand its product line to include some consumer and retail products and services, which are felt to be necessary to continue the rate of growth experienced over the last five years. The Bank is regulated by its federal regulator, the Federal Reserve, and its state regulator, the Colorado State Banking Board. Its deposits are also insured by the FDIC.

Lending

      The Bank follows a uniform credit policy with its loans, which sets forth underwriting and loan administration criteria, including levels of loan commitments, loan types, credit criteria, concentration limits, loan limits, loan administration, loan review and grading, and related matters. The Bank monitors asset quality, utilizing internal and external loan review programs. Interest rates charged on loans vary with the degree of risk, maturity, underwriting and servicing costs, loan amount and extent of other banking relationships maintained with customers. Pricing is further subject to competitive pressures, money market rates, availability of funds, and government regulation.

      Loan growth, averaging over 25% for the last five years, has been very strong in the Bank. Due to the Bank's primary market of small business, commercial real estate is the dominant type of loan that is made by the bank. Historically, the loan portfolio of the Bank has been comprised of approximately 70% real estate oriented loans with 20% being more traditional commercial loans and 10% consumer or retail. The Bank has maintained a relatively conservative loan to deposit ratio, only recently in 1997 exceeding 70%.

      Asset quality continues to be strong, with non-performing assets representing 0.4% of total loans, as of year-end 1997 and less than that in the three previous years. Loan losses have been insignificant over the last five years, with the provision for loan losses increasing only to allow for the rapid growth in the total amount of loans outstanding. The ratio of allowance for loan losses to total loans outstanding has averaged approximately 1.35 over the last five years. The ratio of the allowance for loan losses to non-performing assets has averaged 700% over the same period.

      With the Bank's geographic expansion to the east side of Colorado Springs, by virtue of its new branch, it is likely that the concentration in real estate will be reduced significantly over the coming years due to more retail and consumer activity. Aggressive competition in both the real estate and commercial loan markets is also driving the Bank to encourage more retail borrowing, which historically carries a more attractive price.

Loans

      The following tables sets forth the classification of loans of the Bank by major category at the dates indicated.

                                                    December 31,
Loan Portfolio                                   1997        1996
                                                -------     -----
                                                  (In thousands)
Commercial and industrial                       $12,781     $10,883
Real Estate
   Construction mortgage                          7,037       4,746
   Commercial                                    30,356      22,174
Installment                                       3,402       1,637
                                                -------     -------
   Total loans                                   53,576      39,440
Less allowance for loan and lease losses            615         497
                                                -------     -------
   Net loans                                    $52,961     $38,943
                                                =======     =======

      The Bank's focus has been in the small business arena, which translates into primarily commercial loans. The Bank has never been an active consumer or retail lender; however, the loans shown in this category are typically a result of accommodations to its commercial customers. The commercial loans are primarily related to real estate and have the purchase of real estate as the primary purpose for the loan. In addition, other commercial loans include collateral such as accounts receivable, inventory, and other fixed assets.

      The real estate loan category consists primarily of improved real estate loans; however, from time to time acquisition and development loans have been granted by the Bank, which typically represents raw ground which is then developed into finished lots and sold to builders. The Bank has historically not been active in the origination of first mortgage loans for single family houses; however, its 50% owned subsidiary, SBT Mortgage, which began operation in the fourth quarter of 1997, is currently involved in first mortgages.

      Installment loans represent the smallest percentage in categories of loans. These loans have included automobile purchases, second mortgages, credit cards and other personal purposes. The Bank has not been active in granting student loans. Although the Bank's loan portfolio is focused on loans to commercial business, it has a great degree of diversification within that business and industry category. Many different industries are represented in the commercial loan portfolio with no heavy concentration in any one group. The vast majority of real estate loans granted have been floating rate credits with maturities of five years and paying on an amortization schedule of fifteen to twenty years. Rates typically have been between 1-2% over prime and the frequency of rate change has typically been annual.

      The Bank makes primarily commercial real estate and consumer loans to businesses and individuals in Colorado, with the vast majority in El Paso County.

Non-Performing Assets

      The following table sets forth information concerning the Bank's non-performing assets as of the dates indicated.

                                                                        December 31,
                                                                       ---------------
                                                                       1997       1996
                                                                       ----       ----
                                                                   (Dollars in thousands)
Non-performing loans:
      Loans 90 days or more delinquent, still accruing               $    0      $    0

      Non-accrual loans                                                 306          45

      Trouble debt restructuring                                          0           0

           Total nonperforming loans                                    306          45

Other real estate owned                                                   0           0

Other assets acquired by foreclosure                                      0           0


Allowance for loan losses                                               615         497


Ratio of non-performing assets to total assets                         0.36%       0.06%

Ratio of non-performing loans to total loans                           0.57%       0.11%

Ratio of allowance for loan losses to total loans                      1.15%       1.26%


Ratio of allowance for loan losses to total non-performing loans        175%       1104%


      The Bank knows of no material loans that are now current where there are serious doubts as to the ability of the borrower to comply with present loan repayment terms.

Non-Performing Loans

      Non-performing loans consist of loans 90 days or more delinquent and still accruing interest, non-accrual loans and troubled debt restructurings. All loans listed in this category, as of both dates listed, December 31, 1996 and December 31, 1997 are considered collectable or well secured and in the process of collection.

      Non-accrual loans are loans on which the accrual of interest has been discontinued, when in the opinion of the Bank management a reasonable doubt exists as to the full and timely collection of interest or principal, regardless of the delinquency status of the loan, the accrual of interest income is discontinued and all interest previously accrued but not collected is reversed against current period interest income. While the loan is on non-accrual status, interest income is recognized only upon receipt and then only if in the judgment of management, future collection of principal is probable. Loans 90 days or more delinquent are changed to non-accrual status unless the loan is in the process of collection and management determines that full collection of principal and accrued interest is probable. Interest accruals are resumed on non-accrual loans only when in the judgment of the Bank management the loans are estimated to be fully collectable as to principle and interest.

      Troubled debt restructurings are loans that have been renegotiated to provide a reduction or a deferral of interest or principal balance because of a deterioration in the financial position of the borrower.

      Additional interest income on non-accrual loans that would have been recognized in 1996 and 1997 had the loans been current in accordance with their original terms was not material.

Other Real Estate Owned

      Other real estate owned includes property acquired through foreclosure proceedings or under deed in lieu of foreclosure arrangements with delinquent borrowers. The Bank had no other real estate owned as of either reporting date.

Analysis of Allowance for Loan Losses

      The allowance for loan losses is established through charges to earnings in the form of provision for loan losses. Charge-offs or recoveries are charged or credited directly to this allowance. In general, the amount charged to earnings each year by the Bank is based on the Bank management's judgment which takes into consideration a number of factors, including: (a) the Bank's loss experience in relation to outstanding loans and the existing level of the allowance, (b) a continuing review of problem loans, related uncollected interest, and overall portfolio quality, (c) regular examinations and appraisals of loan portfolios conducted by the Bank's internal and external auditors and state and federal supervisory authorities, and (d) current economic conditions.

      The following table sets forth the historic relationship between the Bank's loan charge-offs and recoveries and allowance for loan losses as of the dates indicated.


                                                                       Year Ended
                                                                      December 31,
                                                                    ----------------
                                                                    1997        1996
                                                                    ----        ----
                                                                  (Dollars in thousands)

Balance of allowance for loan loss at beginning of period        $    497    $    418

Charge-offs:

    Commercial and industrial                                           0           0
    Real Estate:
        Construction mortgage                                           3           0
        Commercial                                                      0           7
    Installment                                                         3           5
                                                                 --------    --------
           Total charge-offs                                            3          12

Recoveries:
    Commercial and industrial                                           0           0
    Real Estate:
        Construction mortgage                                           0           0
        Commercial                                                      1           1
    Installment                                                         0           0
                                                                 --------    --------
           Total recoveries                                             1           1

Net (charge-offs) recoveries                                            2          11
Provision for loan losses charged to operations                       120          90
                                                                 --------    --------
Balance of allowance for loan losses at end of period            $    615    $    497
                                                                 ========    ========


Ratio of net charge-offs (recoveries) to average loans             0.0045%     0.0319%
Average loans outstanding during this period                       44,861      34,476

Investment Securities

      The following table sets forth the amortized cost and market value of the Bank's investment securities by class of security as of the dates indicated.


                                               December 31, 1997           December 31, 1996
                                              -------------------          -----------------
                                             Amortized      Market        Amortized      Market
                                               Cost         Value            Cost        Value
                                               ----         -----            ----        -----
                                                             (In thousands)
Securities held to maturity:

     US Treasury                               $    0      $    0          $     0      $     0

     US Agencies                                  717         825              511          514

     Mortgage backed                            2,447       2,497            1,737        1,760

     States and political subdivisions          4,488       4,565            4,264        4,313
     Other                                        321         321              117          118
                                               ------      ------          -------      -------

Total securities held to maturity              $7,973      $8,208          $ 6,629      $ 6,705
                                               ======      ======          =======      =======

Securities available for sale:

     US Treasury                               $  748      $  750          $ 4,048      $ 4,062

     US Agencies                                6,719       6,715           14,069       14,053

     Mortgage backed                            1,395       1,396              709          714

     States and political subdivisions              0           0              100          100

     Other                                          0           0              231          231
                                               ------      ------          -------      -------

Total securities available for sale            $8,862      $8,861          $19,157      $19,160
                                               ======      ======          =======      =======


      The following table sets forth the carrying values, maturities and weighted average yields of the Bank's securities portfolio at December 31, 1997.


                                                 Due in one          Due after one year       Due after five years
                                                year or less         through five years        through ten years
                                                ------------         ------------------       -------------------

                                                Amount      Yield     Amount      Yield         Amount      Yield
                                                ------      -----     ------      -----         ------      -----

Securities held to maturity:                                                                (Dollars in thousands)

     U.S. Treasury                               $    -     0.00%      $    -      0.00%        $    -       0.00%
     U.S. government agencies                         -     0.00%           -      0.00%           506       7.64%
     Mortgage backed securities                       -     0.00%          39      8.66%            54       8.32%
     State and political subdivisions               756     4.40%       2,586      4.80%           695       4.83%
Other securities                                    321     5.00%           -      0.00%             -       0.00%
                                                 ------     -----      ------      -----        ------       -----
     Total                                       $1,077     4.88%      $2,625      4.85%        $1,255       6.11%
                                                 ======     =====      ======      =====        ======       =====
Securities available for sale:
     U.S. Treasury                               $  500     6.37%      $  248      5.79%        $    -       0.00%
     U.S. government agencies                     2,114     5.70%       3,591      6.51%           534       6.40%
     Mortgage backed securities                       -     0.00%           -      0.00%             -       0.00%
     State and political subdivisions                 -     0.00%           -      0.00%             -       0.00%
                                                 ------     -----      ------      -----        ------       -----
     Total                                       $2,614     5.82%      $3,839      6.46%        $  534       6.40%
                                                 ======     =====      ======      =====        ======       =====


                                                  Due After
                                                  Ten Years                Total
                                                  ---------                -----

                                                 Amount     Yield      Amount      Yield
                                                 ------     -----      ------      -----

Securities held to maturity:

     U.S. Treasury                              $    -      0.00%      $    -       0.00%
     U.S. government agencies                      211      8.00%         717       7.74%
     Mortgage backed securities                  2,354      7.73%       2,447       7.76%
     State and political subdivisions              451      5.05%       4,488       4.77%
Other securities                                     -      0.00%         321       6.00%
                                                ------      -----      ------       -----
     Total                                      $3,016      7.35%      $7,973       5.98%
                                                ======      =====      ======       =====
Securities available for sale:
     U.S. Treasury                              $    -      0.00%      $  748       6.15%
     U.S. government agencies                      480      7.18%       6,719       6.29%
     Mortgage backed securities                  1,395      6.62%       1,395       6.62%
     State and political subdivisions                -      0.00%           -       0.00%
                                                ------      -----      ------       -----
     Total                                      $1,875      6.77%      $8,862       6.32%
                                                ======      =====      ======       =====

Investment Portfolio

      The Banks' philosophy as to its investment portfolio has been quite conservative with only direct US Treasury issues, US Agency and general obligation bonds of municipalities being purchased for the portfolio. Revenue bonds of state and city municipalities have also been purchased in the past, however, in small amounts and infrequently. The primary objective of the investment portfolio is to provide secondary liquidity for the Bank with secondary objectives being maximizing a return on the invested capital as well as providing capital needed for pledging purposes. Safety of principal is paramount and therefore very little credit risk has ever been accepted. Interest rate risk is also considered critical to the management of the portfolio with a target range always maintained for the weighted average risk duration of not less than two years and not greater than five years. Investments are not actively traded; however, some gains and losses have been experienced in the portfolio when either bonds are sold for liquidity purposes or opportunities are perceived to increase yield at no significant additional risk. No credit loss has been experienced by the Bank in the bond portfolio since 1988.

Deposits

      The Bank's deposit base reflects its strong bias towards commercial business. The very high percentage of non-interest bearing demand deposits, when compared to industry standards is due largely to small business checking accounts. While non-interest-bearing demand deposits have historically averaged between 30-35% at the Bank, its peer group is more typically less than 15%. The Bank also maintains a very high percentage of money market deposit accounts in relation to its peer group, again due to large accounts maintained by its business customers. Due to its ability to attract the type of deposits mentioned above, the Bank's reliance on large time deposits has been negligible. The structure of the Bank's deposit base has greatly enhanced profitability through reducing its cost of funds and increasing net interest margin. The Bank relies on public monies infrequently and only in times of tight liquidity due to seasonal deposit fluctuations. No broker deposits have ever been purchased by the Bank.

      The following table presents the average balances of the Bank for each major category of deposits and the weighted average interest rate paid for interest bearing deposits for the periods indicated.


                                              December 31, 1997             December 31, 1996
                                              -----------------             -----------------
                                             Average     Weighted         Average       Weighted
                                             Balance     Avg. Rate        Balance      Avg. Rate
                                             -------     ---------        -------      ---------
                                                                           (Dollars in thousands)
New and money market accounts                  $32,827        3.05%         $26,834         2.99%
Savings                                          2,392        2.73%           2,523         2.90%
Time certificates under $100,000                 3,379        5.00%           3,235         4.98%
Time certificates over $100,000                  3,370        5.10%           2,367         5.12%
                                               -------        ----          -------         ----
Total interest bearing deposits                $41,968        3.37%         $34,959         3.27%
Non-interest bearing demand deposits            25,059        0.00%          20,058         0.00%
                                               -------        ----          -------         ----
Total deposits                                 $67,027        2.11%         $55,017         2.06%
                                               =======        ====          =======         ====


      The following table sets forth the amount and maturity of certificates of deposit with balances of more than $100,000 as of December 31, 1996 and December 31, 1997.

                                  December 31, 1997    December 31, 1996
                                  -----------------    -----------------
                                               (In thousands)
Under 3 months                          $  609               $  662
3 to 6 months                            2,345                1,272
6 to 12 months                             489                    -
Over 12 months                             112                  946
                                        ------               ------
    Total                               $3,555               $2,880
                                        ======               ======

Return on Company Equity and Assets

      The following table sets forth return on the Company's average assets and equity and various other ratios for the periods indicated.

                                       December 31,      December 31,
                                           1997              1996
                                           ----              ----

Return on assets(1)                        1.71%             1.88%
Return on equity(2)                       33.11%            35.17%
Equity to assets ratio(3)                  5.15%             5.33%
Dividend payout ratio(4)                     --                --

------------------------------------------------------------------------------
(1)  Net income divided by average total assets

(2)  Net income divided by average stockholder's equity

(3)  Average total equity divided by average total assets

(4) Dividends paid per share divided by net income per share; no dividends were paid in the indicated periods.

Property

      The Bank has operated in its main office at 111 South Tejon, in Colorado Springs since its inception in 1984. The facility is leased and approximates 10,000 square feet. Space is in an office building known as Plaza of the Rockies, which is an eight story, class A, office building, which was completed just prior to the Bank's opening in 1984. The building is located on the corner of Colorado Avenue and Tejon Street in the downtown business district of Colorado Springs and is one of the highest traffic corners in the downtown market.

      In 1988 the Bank leased land one block east of its main facility at 111 South Nevada Avenue to build a drive up banking facility. This facility is approximately 3,000 square feet and has five drive up lanes, as well as a walk up window and an ATM. The lease on the main facility was amended in 1996 and extended for twelve years expiring in 2008. The drive up facilities lease expires in the year 2000; however, two five-year options are available, extending the ultimate maturity of the lease to the year 2010.

      In January 1998, the Bank opened its first branch at the corner of Powers Avenue and Palmer Park, on the east side of Colorado Springs. This facility is new construction, totals 6,000 square feet including the basement, and is owned by the Bank. It also has four drive up lanes, including a drive up ATM. The branch is operated as a full service branch, offering all products and services currently offered at the main facility.

Competition

      The Bank is currently the largest locally owned commercial bank in El Paso County. Primary competition is provided by out of state, super regional banks, such as Norwest, Key Bank, Bank One and US Bancorp. In addition, there are five smaller independent banks remaining in the market as well as a large number of credit unions. Ent Federal Credit Union is the largest of the local credit unions and is a federally chartered occupational based credit union which has grown to total assets of over $1 billion at the end of 1997.

      Primary competition to the Bank comes also from various non-bank entities, such as The Money Store, due to the wholesale banking client being sought. Deposit competition comes also from a multitude of financial service firms including brokers, insurance companies, mutual funds, and others.

      The Bank's success in generating the growth it has enjoyed has been primarily the result of identifying its market niche and maintaining that focus while utilizing its customer base as a referral source.

Legal Proceedings

      No legal proceedings exist at this time with either Company or the Bank, with the exception of two relatively small collection actions, which involve loans of less than $100,000. No losses are anticipated from these actions.

Employees

      The Bank currently employs 46 people in all three locations. Structurally these represent nine officers, four supervisors and 33 employees. No formal training is provided due to the relatively small size of the organization and therefore experienced people are generally hired to fill vacancies. Senior Officers are all well experienced, with four senior lenders each having over twenty years of experience as well as the two senior operations officers who have over 25 years of banking experience a piece. None of the employees are covered by a collective bargaining agreement and management of the Bank and the Company believes that their relationships with their employees is good.

Regulatory Matters

      As a registered bank holding company, under the Bank Holding Company Act, the Company is subject to the regulations and supervision of the Board of Governors. The Bank Holding Company Act requires the Company to file reports with the Board of Governors and provide any additional information requested thereby.

      The Bank is a banking corporation organized under the laws of the state of Colorado. The Bank is a member of the Federal Reserve System and its deposits are insured by the FDIC, up to a maximum of $100,000 per account. The Bank is subject to regulation, supervision, and regular examination by the Federal Reserve as well as the Colorado State Banking Board and the FDIC.

Selected Financial Data

      The following selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes and with the management of the Company's discussion and analysis of financial condition and results of operations, which are included in this Proxy Statement/Prospectus. The following financial information presented for the 1997, 1996, 1995, 1994 and 1993 periods is unaudited. Such information has not been audited because it would be impractical to do so.

SBT BANKSHARES, INC.
SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------
(Dollars in thousands, except per share and ratio data)

                                                                         As of and for the Year Ended December 31,
                                                            ----------------------------------------------------------------

                                                            1997             1996           1995         1994           1993*
                                                            ----             ----           ----         ----           ----

Earnings Summary
Net interest income                                       $ 4,484          $ 3,657        $ 2,913        $ 2,339        $ 1,601
Provisions for loan losses                                    120               90             60             24             94
Non-interest income                                           667              479            410            431            726
Non-interest expense                                        3,136            2,439          2,060          1,945          1,572
Income taxes                                                  606              454            354            239            251
Net income                                                  1,289            1,153            849            562            598

Common Stock Data
Earnings per common share                                  $16.40           $13.63         $ 9.16         $ 5.94         $ 4.67
Dividends paid per share                                       --               --             --             --             --
Book value per share at period
  End                                                       63.86            46.19          32.91          20.40          20.09
Weighted average common Shares
  outstanding during the period                                XX               XX             XX             XX             XX

Average Balance Sheet Data
Securities                                                $20,865          $17,044        $14,741        $14,901        $ 9,450
Loans and leases, net                                      44,305           34,027         25,458         20,526         16,289
Total interest-earning assets                              67,179           55,711         42,637         38,205         29,477
Total assets                                               75,603           61,477         47,019         42,613         32,485
Interest-bearing deposits                                  41,968           34,959         26,989         25,369         19,688
Total deposits                                             67,027           55,017         41,203         38,213         28,193
Long-term debt                                                 --               --             --             --             --
Shareholders' equity                                        3,893            3,278          2,445          2,316          2,022

End of Period Balance Sheet Data
Securities                                                $16,836          $25,790        $14,268        $17,502        $13,728
Loans and leases, net                                      52,973           38,943         28,347         22,507         19,444
Allowance for loan losses                                     615              497            418            315            254
Total assets                                               86,177           74,772         52,209         47,267         37,138
Total deposits                                             77,974           66,983         46,080         42,617         30,747
Long-term debt                                                 --               --             --             --             --
Shareholders' equity                                        4,811            3,898          3,051          2,647          2,321

Non-performing assets:
  Non-accrual loans and loans past
    due 90 days or more                                   $   306          $    45         $   16         $   31         $  115
  Other real estate owned                                      --               --              9             29            208
Total non-performing assets                                   306               45             25             60            323


Selected Ratios
Net interest margin                                          6.67%            6.56%          6.82%          6.12%          5.43%
Return on average assets                                     1.71%            1.88%          1.81%          1.32%          1.87%
Return on average equity                                    33.11%           35.17%         34.72%         24.31%         29.53%
Ratio of ending equity to ending
  assets                                                     5.58%            5.21%          5.84%          1.33%          6.25%
Ratio of nonperforming assets to
  total assets                                               0.36%            0.06%          0.05%          0.13%          0.87%
Ratio of allowance for loan losses
  to loans and leases                                        1.18%            1.29%          1.47%          1.40%          1.31%
  outstanding at period end
Ratio of allowance for loan losses
  to nonperforming loans                                      201%           1,104%         1,672%           525%            79%

----------
* 1993 is Bank only; Company was formed in 1994.

Stock Prices and Dividends on Company Common Stock

      No established trading market for the Company's Common Stock exists. Over the years, little trading in the Common Stock has occurred. Reliable information concerning the prices at which the Company's Common Stock has traded in private, negotiated transactions is not publicly available or generally known to the Company. On occasion, the Company has become aware of the trading price of its stock in private transactions. Information concerning those trading prices has been omitted based on the Company's belief that such prices are not necessarily representative of the market price for the Company's Common Stock during any particular period. Since December 19, 1997, the date the Plan of Reorganization was publicly announced, there have been no trades in the Company's Common Stock.

      The Company has never paid cash dividends on its Common Stock.

      As of April 30, 1998, there were 25 holders of record of the Company's Common Stock.

Certain Transactions of the Company

      John G. Jackson, Chairman, President and Chief Executive Officer of the Company and the Bank will serve as an executive officer of Consolidated Association pursuant to an employment agreement to be executed at Closing. See "Plan of Reorganization--Interests of Certain Persons in the Transaction" for information concerning the employment agreement, a covenant not to compete and other matters relating to Mr. Jackson and the transaction.

      The Bank has had banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with unaffiliated parties. To the extent that such transactions consisted of extensions of credit, they did not, in the opinion of management, involve more than a normal risk of collectibility or present other unfavorable features. As of December 31, 1997, the Company's directors, executive officers, employees and their affiliates were indebted to the Bank in the aggregate amount of $266,000, none of which such loans were delinquent.

Stockholdings of Directors, Officers and Certain Others

      On April 30, 1998, there were 78,592 shares of Company Common Stock outstanding held of record by 25 shareholders. Only shareholders of record as of April 30, 1998, will be entitled to vote at the Special Meeting and each share is entitled to one vote. As of April 30, 1998, the Company's Directors owned approximately 50.05% of the outstanding shares of Company Common Stock. Each director has agreed to vote his or her shares in favor of the Plan of Reorganization and the Reorganization.

      The following table sets forth as of April 30, 1998, the beneficial ownership of the Company's Common Stock (i) by each person known by the Company to own beneficially more than 5% of the outstanding shares of such common stock,
(ii) by each current director of the Company, (iii) by each executive officer of the Company, and (iv) by all directors and executive officers of the Company as a group. Except as set forth in the notes to the table, each of the persons named below, to the Company's knowledge, has sole voting and investment power over the shares stated as beneficially owned.(1)

Name and Title (and address of 5%           Number of Shares  Percent of Company
---------------------------------           ----------------  ------------------
Beneficial Owners)                                               Common Stock
------------------                                               ------------

Thomas E. Berg, Director..................        1,500                    1.19%
Buck Blessing, Director...................        1,000                    1.27%
Leonard L. Buresh
    1202 E. High Point Lane
    Colorado Springs, CO  80904...........        7,300                    9.29%
Robert A. Cadigan, Executive Officer
    27 Tanglewood Drive
    Colorado Springs, CO  80906...........       12,685                   16.14%
Craig D. Engelage
    2225 Yankton Place
    Colorado Springs, CO  80919...........        5,325                    6.78%
Hal Hollister
    5420 Fiesta Lane
    Colorado Springs, CO  80918...........        5,000                    6.36%
John G. Jackson, Chairman, President
  and Chief Executive Officer
    315 W. Cheyenne Road
    Colorado Springs, CO  80906...........       12,050                   15.33%
James Kalhorn(2)
    5820 Old Ranch Road
    Colorado Springs, CI  80908...........        5,789                    7.37%
Randy R. Kilgore, Director................        2,686                    3.42%
Gary L. Markle, Director..................        3,000                    3.82%
Scott E. Pursley, Director
    250 Chatham Drive
    Colorado Springs, CO  80806...........        6,417                    8.16%
All directors and officers as a group
(7 persons)................................      39,338                   50.05%

----------
(1) Beneficial ownership includes shares over which the indicated beneficial owner (alone or, in the case of shares held jointly with his or her spouse, together with his or her spouse) has the right to exercise voting and/or investment powers.

(2)   James Kalhorn is the custodian for Ashton J. Kalhorn and Simone N.
      Kalhorn.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                             SBT BANKSHARES, INC.

      The following analysis of the Company's financial condition and the results of operations for the years ended December 31, 1997, 1996, and 1995 should be read in conjunction with the unaudited Consolidated Financial Statements of the Company and notes thereto, and information presented elsewhere herein. Average balance sheet data is based on average daily balances outstanding for the period.

General

      The Company's consolidated financial statements show its financial condition and information on a consolidated basis. The Company has two operating units. The primary operation is the Bank; however, SBT Mortgage, LLC that is owned 50% by Company is also included in the consolidated statements. The differences between the Company's financial condition and results of operation and those of the Bank have historically consisted solely of the short-term notes payable of the Company.

Net Interest Income

      For most financial institutions the primary component of earnings is net interest income. Net interest income is the difference between interest income principally from loan and investment securities portfolios and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread, and margin. Volume refers to the average dollar level of interest earning assets and interest bearing liabilities. Spread refers to the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities. Margin refers to net interest income divided by average interest earning assets and is influenced by the level and relative mix of interest earning assets and interest earning liabilities. During the fiscal years ended December 31, 1997, 1996, and 1995, average interest earning assets were $67.2 million, $55.7 million and $32.6 million respectively. During the same periods, net interest margin was 6.7%, 6.56%, and 6.83% respectively.

      The following table sets forth for the periods indicated average balances of assets and liabilities as well as the total dollar amounts of interest income from interest earning assets and interest expense on interest bearing liabilities, resultant yields or costs, net interest income, net interest spread, and net interest margin.

                                                              December 31, 1997                      December 31, 1996
                                                       --------------------------------      -------------------------------
                                                                                                  (Dollars in thousands)
                                                       Average                  Average      Average                 Average
                                                       Balance     Interest      Rate        Balance     Interest     Rate
                                                       -------     --------      ----        -------     --------     ----
INTEREST-EARNING ASSETS
Securities - Taxable...............................    $16,390     $1,068        6.52%        $12,810     $  797      6.22%
Securities - Nontaxable............................      4,191        200        4.77%          4,005        192      4.79%
Federal Funds Sold.................................      2,009        112        5.57%          4,658        249      5.35%
Other investments..................................        284         20        7.04%            229         22      9.61%
Loans..............................................     44,861      4,745       10.58%         34,476      3,727     10.81%
Less allowance for loan losses.....................       (556)                                  (449)
Less unrealized loss on securities
  available for sale...............................          0                                    (18)
                                                       -------     ------       ------        -------     ------     ------
Total interest-earning assets......................     67,179      6,145        9.15%         55,711      4,987      8.95%

Noninterest earning assets.........................      8,425                                  5,748
Total Assets.......................................     75,603      6,145        8.13%         61,477      4,987      8.11%

LIABILITIES
Interest-bearing DDA...............................     11,391        181        1.59%         10,803        189      1.75%
MMDA...............................................     21,436        821        3.82%         16,031        599      3.74%
Savings............................................      2,392         65        2.72%          2,523         73      2.89%
Time Deposits $100,000 & over......................      3,370        178        5.28%          2,367        119      5.02%
Other time deposits................................      3,379        171        5,06%          3,235        162      5.01%
                                                       -------      -----       -----         -------      -----     -----
Total Interest-bearing deposits....................     41,968      1,416        3.37%         34,959      1,142      3.27%

Notes Payable......................................        941         80        8.50%          1,153         98       8.5%
Other Borrowings...................................      3,314        165        4.98%          1,879         90      4.79%

Total interest-bearing liabilities.................     46,223      1,661        3.59%         37,991      1,330       3.5%

Non-interest bearing DDA...........................     25,059          0           0%         20,058          0         0%
                                                       -------     ------       ------        -------     ------     -----
Total Deposits and Interest-Bearing Liabilities....    $71,282     $1,661        2.33%        $58,249     $1,330      2.28%
Net Interest Income................................                 4,484                                  3,657
Interest Rate Spread...............................                              5.56%                                5.45%
Net Interest Rate Margin ..........................                              6.67%                                6.56%

                                                               December 31, 1995
                                                         ----------------------------------
                                                          Average                   Average
                                                          Balance     Interest       Rate
                                                          -------     --------       ----
INTEREST-EARNING ASSETS
Securities - Taxable...............................       $11,727     $  746         6.31%
Securities - Nontaxable............................         2,806        133         4.74%
Federal Funds Sold.................................         2,520        149         5.91%
Other investments..................................           208         13         6.25%
Loans..............................................        25,803      2,900        11.23%
Less allowance for loan losses.....................          (345)
Less unrealized loss on securities
  available for sale...............................           (82)
                                                          --------    ------        ------
Total interest-earning assets......................        42,637      3,935         9.23%

Noninterest earning assets.........................         4,264
Total Assets.......................................        46,901      3,935         8.39%

LIABILITIES
Interest-bearing DDA...............................         9,418        177         1.88%
MMDA...............................................        11,055        371         3.36%
Savings............................................         2,312         66         2.85%
Time Deposits $100,000 & over......................         1,412         77         5.45%
Other time deposits................................         2,748        119         4.33%
                                                          --------     -----        ------

Total Interest-bearing deposits....................        26,945        810         3.01%

Notes Payable......................................         1,270        112         8.82%
Other Borrowings...................................         1,878        100         5.32%

Total interest-bearing liabilities.................        30,093      1,022         3.40%

Non-interest bearing DDA...........................        14,214          0            0%
                                                          --------    ------        ------

Total Deposits and Interest-Bearing Liabilities....       $44,307     $1,022         2.31%
Net Interest Income................................                    2,913
Interest Rate Spread...............................                                  5.83%
Net Interest Rate Margin ..........................                                  6.83%

      The following table illustrates the changes in the net interest income due to changes in volume and changes in interest rate. Changes attributable to the combined effect of volume and interest rate have been allocated proportionately to the change due to volume and the change due to interest rate.


                                                              December 31,                                   December 31,
                                                             1997 over 1996                                 1996 over 1995
                                                             --------------                                 --------------
                                                                                (Dollars in thousands)
                                                      Due to        Due to                        Due to         Due to
                                                      Volume         Rate           Total         Volume          Rate         Total
                                                      ------         ----           -----         ------          ----         -----
Interest-earning assets
Securities- Taxable...........................        $  233          $38         $  271         $   67           $ 10        $   57
Securities-Nontaxable.........................             9            1              8             57              2            59
Federal Funds Sold............................           146            9            137            114             14           100
Other investments.............................             6            8              2              2              7             9
Loans.........................................         1,113           95          1,018            938            111           827
                                                      ------          ---         ------         ------           ----        ------

Total interest income.........................         1,215           57          1,158          1,178            126         1,052

Interest-bearing liabilities
Interest-bearing DDA..........................             9           17              8             24             12            12
MMDA..........................................           209           13            222            186             42           228
Savings accounts..............................             4            4              8              6              1             7
Time deposits $100,000 and over...............            53            6             59             48              6            42
Other time deposits...........................             7            2              9             24             19            43
                                                      ------          ---         ------         ------           ----        ------
Total deposit interest expenses...............           274            0            274            288             44           332

Notes payable.................................            18            0             18             10              4            14
Other borrowings..............................            72            3             75              0             10            10
Total interest-bearing liability expense......           328            3            331            278             30           308
                                                      ------          ---         ------         ------           ----        ------

Net interest income...........................        $  887          $60         $  827         $  900           $156        $  744

Results of Operations

Years ended December 31, 1997, December 31, 1996, and December 31, 1995

      Overview. Net interest income increased $827,000 in 1997 over 1996; this followed an increase in 1996 of $744,000 over 1995. Interest income grew at an annual rate of 23% in 1997 versus a 27% increase experienced in 1996. Over the same period, interest expense increased at 25% for 1997 and 30% in 1996. Non-interest income continued to grow in 1997, at the rate of 39%, compared to a 17% increase the previous year. Non-interest expenses grew somewhat less in 1997, at 29% following an 18% increase the previous year. Income tax expense for the three-year period totaled $606,000 in 1997, $454,000 in 1996 and $354,000 in 1995. The respective percentages of income before tax were 32%, 28%, and 29%. The resulting return on average assets and return on average equity after all of the above factors were considered, were 1.71%, and 33.11% for 1997, 1.88 and 35.17% for 1996, and 1.81% and 34.72% for 1995.

Interest and Fee Income

      Interest income increased from $4,987,000 in 1996 to $6,145,000 in 1997 or an increase of $1,158,000 or 23%. Interest income increased $1,052,000 between 1995 and 1996, which represented a 27% increase. Interest income on loans made up the vast majority of the growth in interest income in 1997 with a 27% increase representing $1,018,000. In 1996 the growth rate was somewhat smaller at 22% or $827,000. Interest income on securities, fed funds sold, and other investments increased in 1997 by 11% from $1,260,000 in 1996 to $1,400,000 in 1997. In 1996 interest income increased $219,000 or 21% over interest income in 1995. The increase in interest income from loans was primarily the result of larger volume. Interest rates remain relatively stable during 1997 and most of 1996. The same was true for securities, in that the vast majority of the increase in income was the result of volume. Interest income from fed funds and other overnight investments declined as a percent of this category due to a smaller volume within their group.

Interest Expense

      Interest expense in 1997 increased by $331,000 over 1996, which had grown $308,000 over 1995. The respective percentage increases over these two periods were 25% and 30% growth rates. Interest expense on deposits were again the large majority of the growth, with $275,000 of the increase in 1997 and $330,000 in 1996 represented by deposits. The difference between the increase in interest paid on deposits and the overall increase in interest expense represents additional interest paid on borrowed funds. The majority of this interest expense was due to higher volume in the repurchase agreement category. Also included in the category is the interest expense on notes payable, which actually declined in 1997 by $18,000 due to a smaller debt level.

Net Interest Income

      Net interest income increased $827,000 in 1997 versus an increase in 1996 of $744,000. The increase in 1997 represented a 23% move versus a 25% move between 1995 and 1996. The increase in both years reflects generally the increasing volume of earning assets, primarily represented by loans. Average loans outstanding increased by $10,278,000 or 30% in 1997 versus $8,569,000 or 34% in 1996. Securities grew also 22% in 1997 and 16% in 1996; however, such growth was from a much smaller base and did not impact the net interest income nearly as significantly as the growth in loans. Both interest rate spread and net interest margin increased in 1997 over 1996 with 1997 showing a spread of 5.56% versus a 5.45% spread in 1996 and a 5.83% spread in 1995. Net interest margin or the net interest income divided by average interest earning assets, also increased in 1997 to 6.67% versus a 6.56% in 1996 and a 6.83% in 1995. The higher spread and margin rates for 1995 are reflective of an overall lower cost of deposits than has been experienced since that time and also a slightly higher average rate of return on interest-earning assets. Understanding the differences brought about by the change in asset and deposit mix as well as interest rates over the last three years, it is still apparent that the majority of increase in dollars of net interest income are the result of growth in the asset and more particularly the loan category.

Non-Interest Income

      Non-interest income increased by 39% in 1997 from $479,000 in 1996 to $667,000; this follows a 17% increase in 1996 over 1995. The largest factor in the increase in 1997 was an increase in fees received from the sale of non-deposit products, including investments and account receivable financing. In addition, $36,000 was recognized in 1997 as income from a gain on the sale of investment securities.

Non-Interest Expense

      Non-interest expense grew somewhat more slowly than non-interest income in 1997, showing a growth of $697,000 or 29% growth over 1996 figures of $379,000 which represented 18% growth over 1995. The largest factors affecting the growth in 1997 was a $223,000 increase in personnel expense, a $101,000 increase in occupancy and fixed asset expense, and a $307,000 increase in the miscellaneous/other expense category which includes telephone, data processing, supplies and various other miscellaneous expenses. Much of the increase in this category can be attributed to a new telephone system and a new computer network within the Bank as well as construction expenses recognized during the construction phase of the Bank's first branch, which subsequently opened in January 1998. Over 60% of the increase in non-interest expenses between 1995 and 1996 was the result of increased personnel cost, primarily, the result of additional personnel and increased benefit cost.

Allowance for Loan Losses

      The Bank's allowance for loan losses in 1997 was $120,000, 33% higher than in 1996, when it was $90,000; the allowance in 1995 was $60,000. These increases have been reflective of a rapidly increasing loan portfolio as opposed to deterioration in the loan quality. The amounts contributed through the provision to the reserve for loan loss show up in the year end reserves which totaled $615,000 at the end of 1997, a $118,000 increase over the $497,000 figure at the end of 1996. The reserve totaled $418,000 at the end of 1995. The funds held in the reserve for loan loss reflect a more than adequate coverage for non-performing loans, ranging from 1,672% coverage at the end of 1995 to over 200% coverage at the end of 1997.

Income Taxes

      Income taxes totaled $606,000 in 1997, representing 32% of income before taxes. In 1996 the total was $454,000 or 28% and $354,000 or 29% in 1995. The principal reason for the increased percentage of income being paid in taxes is the result of a reduction in the percentage of municipal securities which the Bank held in its investment portfolio.

Liquidity and Sources of Funds

      The Company's primary sources of funds are customer deposits, sales and maturities of investment securities, loan repayments and an increase on borrowings of notes payable. These funds are used to make loans, to acquire investment securities and other assets, to fund fixed asset purchases, and fund other operations of the Company. During 1997 deposits increased by $10,991,000, reflecting an annual growth rate of 16%. Growth rate of deposits was 45% in calendar year 1996, growing from $46,080,000 at the end of 1995 to $66,983,000 at the end of 1996. Increases in both years were the result of several factors, including a strong local and national economy, the addition of senior managers from other local institutions who were successful at retaining their clients, and the level of acceptance in the market of the Bank's small business orientation. Notes payable increased between year-end 1995 and 1996 by $25,000 but then decreased by $675,000 by year end 1997.

      Management anticipates that the Company will continue to rely primarily on customer deposits, sale of investment securities, loan payoffs, as well as earnings to provide liquidity that will in turn be used to extend new loans and to invest in other securities. The Company's strong history of a high percentage of core deposits has consistently provided a strong source of liquidity and is anticipated to continue. Brokered funds have never been utilized for liquidity purposes and their use is not anticipated. Short-term liquidity needs have been met through the purchase of fed funds, Federal Home Loan Bank borrowings or Federal Reserve window debt. Periods of borrowing have been infrequent and typically seasonal in nature, primarily in the first quarter of the year.

Capital Resources

      The Company's total stockholders equity increased to $4,811,000 as of the end of 1997 from $3,898,000 at the end of 1996, for an increase of $913,000 or 23%. An increase of 28% was realized in 1996 when capital increased by $847,000 over year-end 1995. The capital increases in both time periods were the result of the earnings of the Bank less debt service of the Company. The ratio of ending equity to ending total assets of the Company was 5.58% in 1997 versus 5.21% in 1996. Dividends have never been paid to stockholders of the Company.

      The Company and the Bank currently exceed applicable regulatory capital requirements. Federal Reserve Board guidelines call for a 4% Tier 1 capital to risk-weighted asset ratio, 8% total capital to risk-weighted asset ratio, and a 5% leverage ratio. The following table sets forth the Bank's capital ratios at December 31, 1997.


Tier 1 Capital                                  $ 5,452,000
Total Capital                                   $ 6,067,000
Risk Weighted Assets                            $59,986,000
Tier 1 Capital to Risk-Weighted Assets                  9.1%
Total Capital to Risk-Weighted Assets                  10.1%
Leverage Ratio                                          6.3%


Effects of Inflation and Changing Prices

      The primary effect of inflation on the Company's operation would be the effect it has on operating costs as well as the potential for increasing interest rates. Increasing inflation has historically increased interest rates, which in previous high interest rate environments has resulted in higher margins for the Company. Light to moderate inflation would be likely to result in increased earnings for the Bank while extreme inflation and the impact it has on operating costs would be less beneficial to operations. An indirect result of inflation could be faster growth of assets in the bank and a larger demand put on capital.

New Accounting Principles

      No significant change is currently anticipated in accounting principles which would have any material impact on financial statements of either the Company or the Bank.

                   COMPARISON OF THE RIGHTS OF SHAREHOLDERS
                           OF ZIONS AND THE COMPANY

General

      Upon consummation of the Reorganization, shareholders of the Company, a Colorado corporation, will become shareholders of Zions, a Utah corporation. Thus, the Utah Revised Business Corporation Act and Zions' Articles of Incorporation ("Articles") and Bylaws will govern the rights of the Company shareholders who become Zions shareholders. In addition, since the Articles and Bylaws of Zions and the Company are not the same, the Reorganization will result in certain differences in the rights of the holders of Company Common Stock. Following is a summary of certain significant differences.

      General. Zions' Articles have authorized Zions to issue a total of 103,000,000 shares of capital stock, divided into two classes: 100,000,000 shares of common stock, without par value ("Zions Common Stock"), and 3,000,000 shares of preferred stock, without par value. Zions' Board of Directors has proposed that Zions shareholders consider and vote on a proposal at the Zions annual meeting of shareholders to be held on April 24, 1998 to amend Zions' Articles to increase the number of authorized shares of Zions Common Stock from 100,000,000 to 200,000,000. The Company's Articles of Incorporation have authorized the Company to issue 200,000 shares of Common Stock, with par value of $5.00 per share ("Company Common Stock"). Each holder of Company Common Stock is entitled to one vote for each share held on all matters submitted to the shareholders for a vote. Holders of a majority of the voting power of the Company constitute a quorum for the transaction of business. Each holder of Zions Common Stock is generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote, and holders of a majority of the outstanding shares of Zions Common Stock constitute a quorum for the transaction of business.

      Cumulative Voting. Zions shareholders do not have cumulative voting rights in the election of directors. The holders of Company Common Stock have cumulative voting rights in the election of directors. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected. Possession of cumulative voting rights means that in the election of directors a shareholder will have total votes equal to his or her number of shares multiplied by the number of directors being elected and the shareholder will have the right to cast all of his or her votes for one candidate or distribute his or her votes among two or more of the candidates for director in whatever proportion the shareholder determines. If there are more candidates for election than director slots available to be filled, those persons receiving the most votes will be elected as directors.

Anti-takeover Matters

      Utah and Colorado Law. Utah's only anti-takeover statute is the Control Shares Acquisitions Act, which is discussed below. Colorado law, on the other hand, does not include any anti-takeover statutes.

      Utah law provides that the voting rights to be accorded Control Shares (as defined below) of a Utah corporation that has (i) one hundred or more shareholders, (ii) its principal place of business, its principal office, or substantial assets in Utah, and (iii) either (a) more than 10% of its shareholders reside in Utah, (b) more than 10% of its shares owned by Utah residents, or (c) 10,000 shareholders residing in Utah, must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons, before the Control Shares will be granted any voting rights.

      "Control Shares" are defined under Utah law to be shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by such a person, would entitle such person to exercise, either directly or indirectly, voting power of 20% or more of all voting power of the corporation's voting securities. Such provisions do not apply to shares acquired pursuant to, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of Utah's Revised Business Corporation Act and to which the corporation is a party or an acquisition of shares previously approved by the board of directors of the corporation.

      In addition, unless otherwise provided in a corporation's articles of incorporation or bylaws, in the event Control Shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired Control Shares with a majority or more of all voting power, all shareholders of the issuing public corporation will have dissenters' rights.

      Special Votes for Certain Transactions. The Articles of Zions contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

      Zions' Articles require that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80 percent of the voting power of all outstanding voting stock of Zions. A "related person" is generally defined by Zions' Articles to mean a person, corporation, partnership, or group acting in concert that beneficially owns 10 percent or more of the voting power of Zions' outstanding voting stock.

      The "business transactions" with a "related person" which are subject to Zions' special vote requirements include (1) a merger or consolidation involving Zions or a subsidiary of Zions with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more;
(4) any liquidation, spinoff, splitoff, splitup, or dissolution of Zions by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract, or other arrangement providing for any of the transactions set forth above.

      Zions' special shareholder vote requirements for business transactions with related persons do not apply to any transaction approved by a majority of the continuing directors, or if various specified conditions are met. A continuing director is any member of the Zions Board who is not a related person or an interested shareholder or an affiliate or associate of a related person and who (1) was a director on February 21, 1986 or (2) became a director subsequent to that date and whose election or nomination for election by Zions' shareholders was approved by a majority of the continuing directors then on the Board.

      The Company's Articles contain a similar special shareholder voting provision whereby the affirmative vote of 80 percent of all votes entitled to be cast shall be required to approve and authorize the following acts of the
Company: (1) amendment of the Articles of Incorporation; (2) a merger or consolidation of the Company; (3) the sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Company; and (4) the voluntary or involuntary liquidation, dissolution or winding up of or revocation of any such proceedings relating to the Company.

Shareholder Rights Plan

      The Board of Directors of Zions in September 1996 adopted a Shareholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Zions Common Stock. The Rights Plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

      Until it is announced that a person or group has acquired 10 percent or more of Zions Common Stock (an "Acquiring Person") or commenced a tender offer that will result in such person or group owning 10 percent or more of Zions Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of Zions Common Stock for an exercise price of $90.00.

      Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Zions Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

      Also, if after an Acquiring Person controls Zions' Board of Directors Zions is involved in a merger or sells more than 50 percent of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10 percent and 50 percent of the Zions Common Stock, Zions' Board of Directors may, at its option, exchange one share of Zions Common Stock for each Right.

      The Rights may be redeemed by the Board of Directors for $0.01 per Right prior to the Flip-in Date.

      The Company has no shareholder rights plan.

Board of Directors

      Director Liability and Indemnification. Zions' Articles contain a "director liability" provision. The provision generally shields a director from monetary damages to Zions or its shareholders for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of dividends, and (iv) transactions in which a director receives an improper benefit.

      The Company's Articles contain a similar director liability provision. The Company's Articles further provide that personal liability of a director of the Company shall be eliminated to the greatest extent possible under the law.

      The Company's Bylaws provide that the Company may indemnify a director or officer against expenses incurred in any proceeding to which he may be a party by reason of his being or having been a director or officer of the Company, except as limited or prohibited by Section 18 of the Federal Deposit Insurance Act.

      By resolutions dated December 18, 1997, the boards of directors of the Company and the Bank, respectively, provided that the Company and the Bank, to the fullest extent permitted by applicable law, shall indemnify its respective then current officers and directors against all loss and expense which any of such persons may suffer or incur by reason of any action or omission by such person acting in the capacity of an officer or director of the Company or the Bank, respectively. The resolutions provide that the obligations arising from such respective resolutions are contractual in nature and that such obligations may not be altered, revoked, rescinded, or terminated without the consent of such officer or director.

      Classified Board. Zions' Articles divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of directors. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

      The number of directors which constitute Zions' full Board of Directors may be increased or decreased only by amendment of the Bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Board, or by the shareholders of Zions at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on Zions' Board of Directors, including vacancies resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Board of Directors. Zions' directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

      The Company's Articles provide for a similar classified Board of Directors, whereby the Board of Directors is divided into three classes, as nearly equal in number as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years, so that the term of office of one class of directors shall expire in each year. The number of directors which constitute the Company's full Board of Directors may be not less than five nor more than ten. Vacancies on the Company's Board of Directors, including vacancies resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled by a majority vote of the remaining directors, though less than a quorum. A director elected by the Board to fill a vacancy serves for a term expiring at the next annual meeting of shareholders, at which time a successor director shall be elected.

      Removal of Directors. Zions' Articles provide that any director (or the entire Board of Directors) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

      The Company's Articles provide that the shareholders may remove directors at a meeting called for the express purpose of removing directors, by an 80% vote of the outstanding shares entitled to vote at an election of directors, only for cause.

Special Shareholders' Meetings

      Utah law provides that special meetings of a corporation's shareholders may be called by the Board of Directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least 10 percent of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Under Zions' Bylaws, special meetings may be called by the President or by the Board of Directors.

      The Company's Bylaws permit special meetings to be called at any time by the President or by the Board of Directors and shall be called by the President or Secretary upon the request of the holders of not less than 51 percent of the outstanding shares entitled to vote on the subject matter for which the meeting is called.

Amendment of Articles and Bylaws

      Zions' Articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of Zions to approve certain amendments to Zions' Articles, except that to repeal or amend the provisions in the Articles regarding business transactions with related persons requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. Zions' Bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Board or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

      The Company's Articles provide that the Articles may be amended by the affirmative vote of 80% of all votes entitled to be cast on the matter. The Company's Bylaws may be amended by the affirmative vote of a majority of a quorum of the members of the Board of Directors at any regular or special meeting.

Dissenters' Rights

      Zions is incorporated under the laws of Utah. Utah law provides for dissenters' rights in a variety of transactions including: (i) consummation of any plan of merger to which a corporation is a party (other than mergers or consolidations not requiring a shareholder vote); (ii) consummation of certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation; and (iii) consummation of certain share exchanges. However, shareholders of a Utah business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or on the NASDAQ-NMS or held of record by 2,000 or more shareholders. The aforementioned provisions do not apply if the shareholder will receive for his shares anything except (a) shares of the corporation surviving the consummation of the plan of merger or share exchange,
(b) shares of a corporation whose shares are listed on a national securities exchange or the NASDAQ-NMS or held of record by not less than 2,000 holders, or
(c) cash in lieu of fractional shares. Zions Common Stock currently is listed for trading in the NASDAQ-NMS and has more than 2,000 shareholders of record.

      The Company is incorporated under Colorado law. Colorado law provides for dissenters' rights to any shareholder of a Colorado corporation in the event of any of the following corporate actions: (i) consummation of a merger to which the corporation is a party if approval by the shareholders is required for the merger;(ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired; (iii) consummation of a disposition of all or substantially all of the property of the corporation for which a shareholder vote is required; (iv) consummation of a disposition of all or substantially all of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to such disposition; or (v) in the event of any corporate action to the extent provided by the bylaws or a board resolution. Colorado law regarding dissenters' rights contains the same provisions as Utah law described in the third sentence of the previous paragraph. See "Plan of Reorganization-- Rights of Dissenting Shareholders" for a more detailed discussion of dissenters' rights under Colorado law.

Preemptive Rights

      Holders of Zions Common Stock do not have the preemptive right to purchase unissued or treasury shares of Zions Common Stock or any other securities of Zions in the event of an issuance of Zions Common Stock or such other securities.

      The Company's Articles provide that holders of Company Common Stock have the preemptive right to acquire on a proportionate basis additional shares of Company Common Stock or rights, privileges, warrants or options to purchase Company Common Stock, or for securities or obligations of any kind convertible into Company Common Stock, now or hereafter authorized.

Preferred Stock

      Zions' Articles authorize Zions to issue up to 3,000,000 shares of Zions preferred stock, no par value.

      The authorized shares of preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of the Board of Directors of Zions providing for the issuance thereof. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Zions belong exclusively to the holders of common stock.

      Zions has reserved 160,000 shares of Participating Preferred Stock for issuance upon exercise of the Rights under Zions' Shareholder Rights Plan.

      The Company's Articles authorize the Company to issue up to 200,000 shares of preferred stock upon such terms as the Board of Directors may authorize. The authorized shares of preferred stock are issuable in one or more series on the terms set by the Board of Directors of the Company. The Board of Directors may determine the designations, preferences, limitations and relative rights of the preferred stock and any series thereof. No shares of preferred stock are issued and outstanding.

Dividend Rights

      Utah law generally allows a corporation, subject to restrictions in its articles of incorporation, to declare and pay dividends in cash or property, but only if the corporation is solvent and payment would not render the corporation insolvent. Zions' Articles place no further restrictions on distributions. Thus, the holders of Zions Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. However, if Zions preferred stock is issued, the Board of Directors of Zions may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on Zions Common Stock unless and until specified dividends on the preferred stock have been paid.

      Colorado law generally allows a corporation to make distributions to its shareholders in cash, property or its own shares. However, no distribution may be made if, after giving it effect: (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) except as otherwise specifically allowed by the corporation's articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Neither the Company's Articles nor Bylaws contain any other specific allowance. Thus, holders of Company Common Stock are entitled to distributions when, as and if declared by the Board of Directors out of funds legally available therefor.

Liquidation Rights

      Upon liquidation, dissolution or winding up of Zions, whether voluntary or involuntary, the holders of Zions Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Zions, the Board of Directors may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of Zions available for distribution before any distribution is made to the holders of Zions Common Stock.

      Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Company Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied.

Miscellaneous

      There are no sinking fund provisions, conversion rights, or redemption provisions applicable to Zions Common Stock or to Company Common Stock. Holders of fully paid shares of Zions Common Stock and Company Common Stock are not subject to any liability for further calls or assessments.

                                LEGAL OPINIONS

      An opinion with respect to certain legal matters in connection with the Reorganization will be rendered by Duane, Morris & Heckscher LLP, Washington, D.C., as counsel for Zions, and by McKenna & Cuneo, L.L.P., Denver, Colorado, as counsel for the Company.

                                    EXPERTS

      The consolidated financial statements of Zions as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

      The balance sheets at December 31, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995 for Sumitomo Bank of California have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report (dated January 16, 1998) with respect thereto, and have been incorporated by reference herein in reliance upon the report of said firm, and upon the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS

      In addition to solicitation by mail, directors, officers and employees of the Company may solicit Proxies from the shareholders of the Company in person
or by telephone or otherwise for no additional compensation.   The Company will
pay all expenses in connection with the printing and solicitation of Proxies for the Special Meeting. Zions will pay for all costs attributable to registering the Zions Common Stock under applicable federal and state law. See "Plan of Reorganization--Expenses."

      The Company's principal accountants are not expected to be present at the Special Meeting.

      The management of the Company does not know of any other matters intended to be presented for shareholder action at the Special Meeting. If any other matter does properly come before the Special Meeting and is put to a shareholder vote, the proxies solicited hereby will be voted in accordance with the judgment of the proxyholders named thereon.


                                          By Order of the Board of Directors



April 30, 1998                            --------------------------------------
                                          John G. Jackson, President
                                          SBT Bankshares, Inc.

                           SBT FINANCIAL STATEMENTS


      The following financial statements have not been audited; to audit such statements would be impractical.

                              SBT Bankshares, Inc.
                           Consolidated Balance Sheet

                                                                                      December 31,
                                                            ----------------------------------------------------------------

                                                            1997             1996           1995         1994           1993*
                                                            ----             ----           ----         ----           ----
                                                                                       (In thousands)
Assets

   Cash and due from banks                                $ 9,071          $ 5,854        $ 3,365       $ 3,117        $ 1,913
   Fed funds sold                                           4,600            2,500          4,800         2,600          1,000
   Investment Securities
     Held to maturity                                       7,664            6,634          4,704         4,899          5,211
     Available for sale                                     9,172           19,157          9,564        12,603          8,517
   Loans                                                   53,834           39,634         28,969        23,020         19,909
     Less:
     Unearned income & fees                                   246              194            204           198            211
     Allowance for loan losses                                615              497            418           315            254
                                                          -------          -------        -------       -------        -------
   Net loans                                               52,973           38,943         28,347        22,507         19,444

   Premises and equipment                                   1,720              897            903           901            501
   Other real estate owned                                      0                0              9            29            208
   Other assets                                               977              787            517           611            344
                                                          -------          -------        -------       -------        -------

   Total assets                                           $86,177          $74,772        $52,209       $47,267        $37,138
                                                          =======          =======        =======       ========       =======

Liabilities and stockholder's equity

   Deposits:
     Noninterest-bearing                                  $34,356          $24,658        $18,677       $14,389        $ 8,166
     Interest-bearing
        Savings & money market                             36,668           36,083         23,011        25,000         19,471
        Time:
          Under $100,000                                    3,400            3,361          3,166         2,315          2,607
          Over $100,000                                     3,550            2,881          1,226           913            503
                                                          -------          -------        -------       --------       -------
   Total deposits                                          77,974           66,983         46,080        42,617         30,747

   Security repurchase agreements                           2,474            2,590          1,219         1,062          3,752
   Accrued liabilities                                        418              126            209           104            318
   FHLB advances                                                0                0            500             0              0
   Notes payable                                              500            1,175          1,150         1,200              0
   Shareholder's equity:
     Common stock                                           1,312            1,252          1,274         1,136          1,566
     Retained  earnings                                     3,484            2,644          1,766         1,374            772
   Unrealized gains (losses)                                   15                2             11          (226)           (17)
                                                          -------          -------        -------        -------         ------

   Total equity                                             4,811            3,898          3,051         2,284          2,321

   Total liabilities and equity                           $86,177          $74,772        $52,209       $47,267        $37,138
                                                          =======          =======        =======       ========       =======

*1993 is Bank only, Holding Company formed in 1994.

                              SBT Bankshares, Inc.
                        Consolidated Statement of Income


                                                                                      December 31,

                                                            1997             1996           1995         1994           1993*
                                                            ----             ----           ----         ----           ----
                                                                                       (In thousands)
Interest Income:
   Interest and fees on loans                              $4,745           $3,727        $2,900         $2,133         $1,603
   Interest on over night funds                               112              257           154            113             97
   Interest on securities                                   1,288            1,003           881            821            474
                                                           ------           ------        -------        -------        ------
     Total interest income                                  6,145            4,987         3,935          3,067          2,174

Interest expense:
   Interest on savings and transaction                      1,067              861           615            524            392
   Interest on time deposits                                  349              281           196            113            120
   Interest on borrowed funds                                 245              189           211             91             45
                                                           ------           ------        -------        -------        ------
     Total interest expense                                 1,661            1,330         1,022            728            557
                                                           ------           ------        -------        -------        ------
        Net interest income                                 4,484            3,657         2,913          2,339          1,617

Provision for loan losses                                     120               90            60             24            (94)
                                                           ------           ------        -------        -------       --------
   Net interest income after provision                      4,364            3,567         2,853          2,315          1,711

Non-interest income:
   Service charges on deposits                                225              233           223            213            231
   Other service charges and fees                             264               89            66             54             43
   Investment securities gain (loss), net                      60               24            (4)          (110)           (19)
   Other income                                               118              133           125            165            455
                                                           ------           ------        -------        -------        ------
     Total non-interest income                                667              479           410            322            710

Non-interest expense:
   Salaries and benefits                                    1,372            1,149           919            761            673
   Occupancy, net                                             400              337           312            281            245
   Furniture and equipment                                    190              152           110            129            113
   OREO Expense                                                 0                1             2              1             14
   Legal and professional                                     114               42            74             77             62
   Supplies                                                    43               62            54             45             44
   Postage                                                     38               35            30             25             23
   Advertising                                                 27               21             3              8             23
   FDIC Premiums                                                7                2            47             72             60
   Other expenses                                             945              638           509            436            312
                                                           ------           ------        -------        -------        ------
     Total non-interest expense                             3,136            2,439         2,060          1,837          1,569

Income before taxes                                         1,895            1,607         1,203            800            850
Income taxes                                                  606              454           354            238            252
                                                           ------           ------        -------        -------        ------
   Net income                                              $1,289           $1,153        $  849         $  562         $  598
                                                           ======           ======        =======        =======        ======

                                   APPENDIX A

                             McKenna & Cuneo, L.L.P
                                Attorneys at Law
                            444 South Flower Street
                           Los Angeles, CA 90071-2901
                        213-688-1000 o Fax: 213-243-6330



                                 April 22, 1998



SBT Bankshares, Inc.
111 S. Telon
P. O. Box 2077
Colorado Springs, CO  80901

Ladies and Gentlemen:

        We have served as counsel for SBT Bankshares, Inc., a Colorado corporation (the "Company") in connection with the Agreement and Plan of Reorganization dated as of December 19, 1997 (the "Agreement and Plan") among the Company, its wholly-owned subsidiary State Bank and Trust of Colorado Springs, a Colorado banking corporation (the "Bank"), Zions Bancorporation, a Utah corporation ("Zions"), Val Cor Bancorporation, Inc., a Colorado corporation ("Val Cor"), and Valley National Bank of Cortez ("Valley"), and the transactions contemplated thereby which are more particularly described in the Company's Proxy Statement/Prospectus to which this letter is attached as an appendix (the "Proxy Statement"). Unless specifically defined herein, each capitalized term used herein shall have the meaning given it in the Agreement and Plan.

        1.     Documents Examined

        For the purpose of rendering this opinion, we have examined copies of the following documents:

               (a)     The Agreement and Plan;

               (b)     The Proxy Statement; and

               (c) The Agreement of Merger between the Company and Valcor and the Agreement of Consolidation between the Bank and Valley (collectively the "Merger Documents"), together with the attachments thereto, all in the form attached to the Agreement and Plan.

SBT Bankshares, Inc.
April 22, 1998
Page 2


        We have also examined sections 7-113-101 et seq. of the Colorado Business Corporation Act, applicable provisions of the Internal Revenue Code of 1986, as amended, (the "Code"), Treasury Regulations thereunder, Internal Revenue Service rulings and judicial decisions now in effect as we have deemed necessary for the purpose of rendering the opinions set forth herein.

        2.     Assumptions and Limitations

        In our examination, we have assumed, without independent verification,
(i) the genuineness of all signatures on all documents and instruments examined by us; (ii) the legal capacity of all natural persons who have signed such documents and instruments; (iii) the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as conformed, certified or photostatic copies; (iv) the factual accuracy of all certificates submitted to us and each of the representations and warranties as to matters of fact made in the Agreement and Plan by each of the parties thereto; (v) that there are no other agreements or understandings among the parties to the Agreement and Plan, written or oral, and there is no usage of trade or course of prior dealing among the parties thereto that would, in any case, define, supplement, alter or qualify the terms of Agreement and Plan; and
(vi) the due filing of the Merger Documents with state agencies in accordance with applicable state law.

        The opinions set forth below summarize the federal income tax consequences of the Merger under existing law and regulations, as presently interpreted by judicial decision and administrative rulings, all of which are subject to change without notice, and any such change might be retroactively applied to the Merger. The opinion does not address state income tax consequences, local taxes, estate taxes, gift taxes, or the federal or state income tax considerations that may affect the treatment of a foreign shareholder or a shareholder who acquired his or her Company Common Stock pursuant to an employee stock option or other special circumstances.

        3.     Opinions

        On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code, and further that:

        (a) The Company will not recognize gain or loss for federal income tax purposes upon the Merger;

        (b) No gain or loss will be recognized by a shareholder of the Company upon the receipt of Zions Common Stock solely in exchange for his or her Company Common Stock;

SBT Bankshares, Inc.
April 22, 1998
Page 3


        (c) The aggregate basis of the Zions Common Stock received by a shareholder of the Company pursuant to the Merger (including any fractional share interest to which that shareholder would otherwise be entitled) will be the same as the aggregate basis of the Company Common Stock exchanged therefor;

        (d) The holding period of the Zions Common Stock received by a shareholder of the Company pursuant to the Merger (including any fractional share interest to which that shareholder would otherwise be entitled) will include the holding period of the Company Common Stock exchanged therefor, provided the Company Common Stock is held as a capital asset by the shareholder on the Effective Date;

        (e) Cash received by a shareholder of the Company in lieu of a fractional share of Zions Common Stock will be treated as received in exchange for that fractional share, and the shareholder will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, which gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder; and

        (f) Cash received by a shareholder of the Company who has perfected dissenters' rights under the provisions of sections 7-113-101 et seq. of the Colorado Business Corporation Act as to his or her Company Common Stock will be treated as a distribution in redemption of such shares, subject to the provisions and limitations of Section 302 of the Code.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption "Federal Income Tax Consequences of the Reorganization" in the Proxy Statement/Prospectus forming a part of the Registration Statement.


                                             Very truly yours,

                                             /s/ McKENNA & CUNEO, L.L.P.

                                             McKENNA & CUNEO, L.L.P.

DML/mi

                                  APPENDIX B

                       COLORADO BUSINESS CORPORATION ACT
                          Rights of Dissenting Owners


      7-113-101  DEFINITIONS.--For purposes of this article:

      1. "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

      2. "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

      3. "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

      4. "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

      5. "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

      6. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

      7. "Shareholder" means either a record shareholder or a beneficial shareholder.

      7-113-102 RIGHT TO DISSENT.--1. A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

      (a) Consummation of a plan of merger to which the corporation is a party if:

      (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

      (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

      (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

      (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

      (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

      1.3. A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended or on the national market system of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than two thousand shareholders, at the time of:

      (a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

      (b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

      (c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

      1.8. The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

      (a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

      (b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than two thousand shareholders;

      (c) Cash in lieu of fractional shares; or

      (d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

      2.

      2.5. A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

      3. A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

      4. A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

      7-113-103   DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--1. A record
shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

      2. A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

      (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

      (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

      3. The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

      7-113-201 NOTICE OF DISSENTERS' RIGHTS.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

      2. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

      7-113-202 NOTICE OF INTENT TO DEMAND PAYMENT.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

      (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

      (b) Not vote the shares in favor of the proposed corporate action.

      2. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

      3. A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

      7-113-203 DISSENTERS' NOTICE.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

      2. The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

      (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

      (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

      (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

      (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

      (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

      (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

      (g)  Be accompanied by a copy of this article.

      7-113-204 PROCEDURE TO DEMAND PAYMENT.--1. A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

      (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

      (b)  Deposit the shareholder's certificates for certificated shares.

      2. A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

      3. Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

      4. A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

      7-113-205 UNCERTIFICATED SHARES.--1. Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

      2. In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

      7-113-206 PAYMENT.--1. Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

      2. The payment made pursuant to subsection (1) of this section shall be accompanied by:

      (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

      (b) A statement of the corporation's estimate of the fair value of the shares;

      (c)  An explanation of how the interest was calculated;

      (d) A statement of the dissenter's right to demand payment under section 7-113-209; and

      (e)  A copy of this article.

      7-113-207 FAILURE TO TAKE ACTION.--1. If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

      2. If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

      7-113-208 SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION.--1. The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

      2. An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

      7-113-209 PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER.--
1. A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

      (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

      (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

      (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

      2. A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

      7-113-301 COURT ACTION.--1. If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

      2. The corporation shall commence the proceeding described in subsection
(1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

      3. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

      4. The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

      5. Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

      7-113-302 COURT COSTS AND COUNSEL FEES.--1. The court in an appraisal proceeding commenced under Section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

      2. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

      (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

      (b) Against either the corporation or one of more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

      3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                     PROXY

                        SPECIAL MEETING OF SHAREHOLDERS
                            OF SBT BANKSHARES, INC.

                                  May 29, 1998


          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS



      The undersigned hereby appoints John G. Jackson and Scott E. Pursley, either one acting alone, with full power of substitution in each, as proxy[ies] on behalf of the undersigned to vote as designated below on behalf of the undersigned as a holder of the Common Stock of SBT Bankshares, Inc. ("Company Common Stock") all shares of Company Common Stock that the undersigned held of record on April 30, 1998, which the undersigned is entitled to vote, at the special meeting of shareholders of SBT Bankshares, Inc. (the "Company") to be held on May 29, 1998, or at any postponement or adjournment thereof, for the purpose of considering and acting on the proposal to approve the Agreement and Plan of Reorganization dated December 19, 1997, among the Company, State Bank and Trust of Colorado Springs (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a subsidiary of Zions, and Valley National Bank of Cortez, which has since merged into a wholly-owned subsidiary of Val Cor named Bank Colorado, National Association ("Bank Colorado"), and an Agreement of Merger between the Company and Val Cor (the "Plan of Reorganization"), whereby the Company will merge into Val Cor, with Val Cor being the surviving corporation (the "Reorganization"). Bank Colorado intends to change its name to Vectra Bank Colorado, National Association prior to the Special Meeting. The terms and conditions of the Plan of Reorganization are set forth in the accompanying Proxy Statement/Prospectus. Approval of the Plan of Reorganization requires the affirmative vote of eighty percent of the outstanding shares of the Company Common Stock.

The Directors recommend a vote FOR Proposal 1.

      1.    Approval of the Plan of Reorganization and the Reorganization.

            [  ] FOR    [  ] AGAINST      [  ] ABSTAIN

      2. The Proxy, in his discretion, is authorized to vote on such other business as may properly come before the meeting.

      When properly completed, this proxy will be voted in the manner directed herein by the undersigned. If no direction is given, this proxy will be voted FOR the approval of the Plan of Reorganization and the Reorganization.

                        (Each person whose name is on the Company Common Stock certificate should sign below in the same manner in which such person's name appears. If signing as a fiduciary, give title.)



                                            ---------------------------
                                            Signature



                                            ---------------------------
                                            Printed Name


                                            Dated:
                                                  ---------------------
                                                  Please date, sign,
                                                  and return promptly


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